      --


     As filed with the Securities and Exchange Commission on March   , 1997
                                                                   --
                                                  Registration No. 33-
                                                                      ------

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        Under The Securities Act Of 1933
                              --------------------

                              LOMAK PETROLEUM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          Delaware                 500 Throckmorton Street      34-1312571
(STATE OR OTHER JURISDICTION OF     Ft. Worth Texas 76102    (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)         (817) 870-2601        IDENTIFICATION NO.)

   (ADDRESS, INCLUDING ZIP CODE, TELEPHONE NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                              --------------------

                          John H. Pinkerton, President
                              Lomak Petroleum, Inc.
                 500 Throckmorton Street Fort Worth, Texas 76102
                                 (817) 870-2601

(Name, address, including zip code, and telephone number, including area code, of agent for service)
                              --------------------

                                 With a copy to:
                                  J. Mark Metts
                             Vinson & Elkins L.L.P.
                             1001 Fannin, Suite 2300
                            Houston, Texas 77002-6760
                                 (713) 758-2222
                              --------------------

      Approximate date of commencement of proposed sale to the public: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ].

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box [x].

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering[ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ]

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                         CALCULATION OF REGISTRATION FEE

     -----------------------------------------------------------------------------------------------------------------------------
     TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED     AMOUNT TO BE        PROPOSED          PROPOSED          AMOUNT OF
                                                             REGISTERED          MAXIMUM           MAXIMUM      REGISTRATION FEE
                                                                             OFFERING PRICE       AGGREGATE
                                                                               PER UNIT(1)    OFFERING PRICE(1)
     -----------------------------------------------------------------------------------------------------------------------------

     6% Convertible Subordinated Debentures Due 2007.....    $55,000,000     $     -             $ 55,000,000      $  16,667
     Common Stock, $.01 par value(2).....................      4,287,249     $   19.125          $ 81,993,637      $  24,847
         Total...........................................                                                          $  41,514
     =============================================================================================================================

 -----------------

(1) Estimated solely for the purpose of computing the registration fee. This amount was calculated pursuant to Rule 457 under the Securities Act of 1933, as amended, based on a price of $19.125 (average of the high and low price of the Common Stock of Lomak Petroleum, Inc, on the New York Stock Exchange on March 121 1997).

(2) Includes 2,857,143 shares of the Common Stock issuable upon conversion of the 6% Convertible Subordinated Notes Due 2007, 1,410,106 shares of Common Stock owned by Cometra Energy L.P. and 20,000 shares of the Common Stock issuable upon the exercise of warrants outstanding at and exercise price of $12.88 per share.



Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These Securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any such offer, solicitation or sale would be unlawful prior to registration or qualification under the Securities laws of any such State.


                   SUBJECT TO COMPLETION, DATED MARCH   , 1997
                                                      --

          PROSPECTUS
          ----------

                              LOMAK PETROLEUM, INC.

         $55,000,000 OF 6% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2007
                                       AND
                        4,287,249 SHARES OF COMMON STOCK


         This Prospectus relates to the offer and sale by the Selling Securityholders (as defined below) of the following securities of Lomak Petroleum, Inc., a Delaware corporation (the "Company"): (i) $55,000,000 of 6% Convertible Subordinated Debentures due 2007 (the "6% Debentures") and (ii) 4,287,249 shares (the "Common Shares") of Common Stock, $.01 par value per share (the "Common Stock").

         The foregoing securities consist of the 6% Debentures, the 2,857,143 shares of the Common Stock issuable upon the conversion of the 6% Debentures, the 1,410,106 shares of Common Stock owned by Cometra Energy L.P. and 20,000 shares of the Common Stock issuable upon the exercise of outstanding warrants to purchase Common Stock at a price of $12.88 per share (the "Warrants") (collectively the "Selling Securityholder Securities"), which may be sold from time to time for the accounts of certain stockholders and debentureholders of the Company (the "Selling Securityholders"). See "Selling Securityholders".

         The Securities may be sold through agents, underwriters or dealers designated from time to time. If any underwriters are involved in the sale of the Securities by the Company in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable discounts or commissions with respect to such Securities will also be set forth in a Prospectus Supplement, to the extent required. See "Plan of Distribution."

         The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "LOM". The closing price of the Common Stock on March 21, 1997, was $19.125.

         The Securities offered by this Prospectus may be sold from time to time by the Selling Securityholders, or by their transferees. The distribution of these securities may be effected in one or more transactions that may take place on the NYSE, including ordinary brokers' transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Securityholders.

         The Selling Securityholders and intermediaries through whom such securities are sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered, and any profits realized or commissions received may be deemed underwriting compensation. The Company has agreed to indemnify certain of the Selling Securityholders against certain liabilities, including liabilities under the Securities Act.

        The Company will not receive any of the proceeds from the sale of shares of the Securities by the Selling Securityholders. See "Use of Proceeds."

         All expenses of the registration of securities covered by this Prospectus, estimated to be $75,000, are to be borne by the Company, except that the Selling Securityholders will pay any applicable underwriters' commissions and expenses, brokerage fees or transfer taxes, as well as the fees and disbursements of their counsel.

         SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES HEREBY OFFERED.
                              --------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              --------------------

                             The date of this Prospectus is March  , 1997.
                                                                 --

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following regional offices: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies can be obtained by mail at prescribed rates. Requests for copies should be directed to the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005, on which the Common Stock is listed.

         This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act. This prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents and information heretofore filed with the Commission by the Company are hereby incorporated by reference into this
Prospectus:

         1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

         2. The Company's Current Report on Form 8-K dated February 26, 1997, as amended on Form 8-K/A on March 14, 1997.

         3. The Company's Current Report on Form 8-K, dated April 19, 1996, as amended on Form 8-K/A, dated May 31, 1996

         4. The description of the Common Stock contained in the Registration Statement on Form 8-A declared effective by the Commission on October 8, 1996.

         All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offerings made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to Lomak Petroleum, Inc., 500 Throckmorton Street, Fort Worth, Texas 76102, Attn: Corporate Secretary, Telephone No. (817) 870-2601.

                                   THE COMPANY

         Lomak is an independent energy company engaged in oil and gas development, exploration and acquisition primarily in three core areas: the Midcontinent, Appalachia and the Gulf Coast. Over the past five years, the Company has significantly increased its reserves and production through acquisitions and, to a growing extent, development and exploration of its properties. On a pro forma basis as of December 31, 1996, the Company had proved reserves of 644 Bcfe with a Present Value of $974 million. On an Mcfe basis, the reserves were 63% developed and 77% natural gas, with a reserve life index excess of 13 years. Properties operated by the Company accounted for 94% of its pro forma Present Value. The Company also owns over 2,000 miles of gas gathering systems and a gas processing plant in proximity to its principal gas properties. On a pro forma basis in 1996, the Company had revenues of $172 million and EBITDA of $105 million.

         The Company recently acquired oil and gas properties located in West Texas, South Texas and the Gulf of Mexico (the "Cometra Properties") from American Cometra, Inc. ("Cometra") for a purchase price of $385 million (the "Cometra Acquisition"), consisting of $355 million in cash and 1,410,106 shares of Common Stock. The Company financed the cash portion of the purchase price with $221 million of borrowings under its bank credit facility and the issuance to Cometra of a $134 million non-interest bearing promissory note due March 31, 1997, which is secured by a bank letter of credit. As a result of the Cometra Acquisition, the Company has significantly expanded its inventory of both development and exploration projects, increased its proved reserves at December 31, 1996 by 68% to 644 Bcfe and increased the Company's Present Value at December 31, 1996 by 98% to $974 million.

         From 1991 through 1996, the Company made 63 acquisitions for an aggregate purchase price of approximately $635 million and has spent $39 million on development and exploration activities. These activities have added approximately 719 Bcfe of reserves at an average cost of $0.76 per Mcfe. As a result, the Company has achieved substantial growth since 1991.

         The Company maintains its corporate headquarters at 500 Throckmorton Street, Fort Worth, Texas 76102 and its telephone number is (817) 870-2601.

                                  RISK FACTORS

         Prior to making an investment decision, prospective investors should carefully consider, together with the other information contained in this Prospectus, the following risk factors:

VOLATILITY OF OIL AND GAS PRICES

         The Company's financial condition, operating results and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of, and demand for, oil and gas. The Company's ability to maintain or increase its borrowing capacity and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Historically the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include weather conditions in the United States and elsewhere, the economic conditions in the United States and elsewhere, the actions of the Organization of Petroleum Exporting Countries ("OPEC"), governmental regulation, political stability in the Middle East and elsewhere, the supply and demand of oil and gas, the price of foreign imports and the availability and prices of alternate fuel sources. Any substantial and extended decline in the price of oil or gas would have an adverse effect on the Company's carrying value of its proved reserves, borrowing capacity, the Company's ability to obtain additional capital, and its financial condition, revenues, profitability and cash flows from operations.

         Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES

         This Prospectus contains estimates of the Company's oil and gas reserves and the future net revenues from those reserves which have been prepared by the Company and certain independent petroleum consultants. Reserve engineering is a subjective process of estimating the recovery from underground accumulations of oil and gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. Because all reserve estimates are to some degree speculative, the quantities of oil and gas that are ultimately recovered, production and operation costs, the amount and timing of future development expenditures and future oil and gas sales prices may all vary from those assumed in these estimates and such variances may be material. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data.

         The present value of estimated future net cash flows referred to in this Prospectus should not be construed as the current market value of the estimated proved oil and gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Commission, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. The calculation of the Present Value of the Company's oil and gas reserves were based on prices on December 31, 1996. Average product prices at December 31, 1996 were $23.58 per barrel of oil and $3.54 per Mcf of gas and pro forma average product prices at December 31, 1996 were $23.23 per barrel of oil and $3.99 per Mcf of gas, which prices were substantially higher than historical prices used by the Company to calculate Present Value in recent years. The closing price on the New York Mercantile Exchange ("NYMEX") for the prompt month contract delivered at Henry Hub on December 31, 1996 and February 28, 1997 was $2.76 and $1.83, respectively. The closing price on NYMEX for the prompt month contract delivered for Light Crude Oil on December 31, 1996 and February 28, 1997 was $25.92 and $20.30, respectively. In addition, the calculation of the present value of the future net revenues using a 10% discount as required by the Commission is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company's reserves or the oil and gas industry in general. Furthermore, the Company's reserves may be subject to downward or upward revision based upon actual production, results of future development, supply and demand for oil and gas, prevailing oil and gas prices and other factors.

FINDING AND ACQUIRING ADDITIONAL RESERVES

         The Company's future success depends upon its ability to find or acquire additional oil and gas reserves that are economically recoverable. Except to the extent the Company conducts successful exploration or development activities or acquires properties containing proved reserves, the proved reserves of the Company will generally decline as they are produced. There can be no assurance that the Company's planned development projects and acquisition activities will result in significant additional reserves or that the Company will have success drilling productive wells at economic returns. If prevailing oil and gas prices were to increase significantly, the Company's finding costs to add new reserves could increase. The drilling of oil and gas wells involves a high degree of risk, especially the risk of dry holes or of wells that are not sufficiently productive to provide an economic return on the capital expended to drill the wells. The cost of drilling, completing and operating wells is uncertain, and drilling or production may be curtailed or delayed as a result of many factors.

         The Company's business is capital intensive. To maintain its base of proved oil and gas reserves, a significant amount of cash flow from operations must be reinvested in property acquisitions, development or exploration activities. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investments to maintain or expand its asset base would be impaired. Without such investment, the Company's oil and gas reserves would decline.

DEVELOPMENT AND EXPLORATION RISKS

         The Company intends to increase its development and exploration activities. Exploration drilling, and to a lesser extent development drilling, involve a high degree of risk that no commercial production will be obtained or that the production will be insufficient to recover drilling and completion costs. The cost of drilling, completing and operating wells is uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. Furthermore, completion of a well does not assure a profit on the investment or a recovery of drilling, completion and operating costs.

ACQUISITION RISKS

         The Company intends to continue acquiring oil and gas properties. It generally is not feasible to review in detail every individual property involved in an acquisition. Ordinarily, review efforts are focused on the higher-valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems nor will it permit the Company to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections are not always performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken.

         The Cometra Acquisition substantially increased the Company's reserves, cash flow and production. The Company's ability to achieve any advantages from the Cometra Acquisition will depend in large part on successfully integrating the Cometra Properties into the operations of the Company. No assurances can be made that the Company will be able to achieve such integration successfully.

EFFECTS OF LEVERAGE

         On a pro forma basis giving effect to the Cometra Acquisition and the related financings, at December 31, 1996, the Company's outstanding indebtedness would have been $412 million and the Company's ratio of total debt to total capitalization would have been 66%. In 1994, 1995, 1996 and on a pro forma basis for 1996, the Company's ratio of earnings to fixed charges was 2.0x, 2.1x, 3.6x and 1.9x, respectively. The principal payment obligations of the Company's pro forma debt for 1997, 1998 and 1999 amount to $26,000, $413,000 and $12,000 respectively. The Company's level of indebtedness will have several important effects on its future operations, including (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes, (ii) covenants contained in the Company's debt obligations will require the Company to meet certain financial tests, and other restrictions will limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in its businesses, including possible acquisition activities and (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to oil and gas prices, the Company's level of production, general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's future performance will not be adversely affected by some or all of these factors. In addition, the Credit Agreement and the Indenture for the Notes contain restrictions on the Company's ability to pay dividends on capital stock. Under the most restrictive of these provisions, the Company could have paid $5,000,000 of dividends as of December 31, 1996. See "Forward-Looking Information."

CAPITAL AVAILABILITY

         The Company's strategy of acquiring and developing oil and gas properties is dependent upon its ability to obtain financing for such acquisitions and development projects. The Company expects to utilize the Credit Agreement among the Company and several banks (the "Banks") to borrow a portion of the funds required for any given transaction or project. If funds under the Credit Agreement are not available to fund acquisition and development projects, the Company would seek to obtain such financing from the sale of equity securities or other debt financing. There can be no assurance that any such other financing would be available on terms acceptable to the Company. Should sufficient capital not be available, the Company may not be able to continue to implement its strategy.

         The Credit Agreement limits the amounts the Company may borrow to amounts, determined by the Banks, in their sole discretion, based upon a variety of factors including the discounted present value of the Company's estimated future net cash flow from oil and gas production (the "Borrowing Base"). At March 17, 1997, the Borrowing Base was $300 million, of which the Company had borrowings of $329 million outstanding (including $134 million of then outstanding letters of credit to secure the promissory note issued to Cometra as part of the purchase price in the Cometra Acquisition). If oil or gas prices decline below their current levels, the availability of funds and the ability to pay outstanding amounts under the Credit Agreement could be materially adversely affected. The Indenture for the Company's 8.75% Senior Subordinated Notes Due 2007 (the "Senior Subordinated Notes") also contains restrictions on the Company's ability to incur additional indebtedness, and other contractual arrangements to which the Company may become subject to in the future could contain similar restrictions.

OPERATING HAZARDS AND UNINSURED RISKS; PRODUCTION CURTAILMENTS

         The oil and gas business involves a variety of operating risks, including, but not limited to, unexpected formations or pressures, uncontrollable flows of oil, gas, brine or well fluids into the environment (including groundwater contamination), blowouts, cratering, fires, explosions, pipeline ruptures or spills, pollution and other risks, any of which could result in personal injuries, loss of life, damage to properties, environmental pollution, suspension of operations and substantial losses. Although the Company carries insurance which it believes is reasonable, it is not fully insured against all risks. The Company does not carry business interruption insurance. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the financial condition and results of operations of the Company.

         From time to time, due primarily to contract terms, pipeline interruptions or weather conditions, the producing wells in which the Company owns an interest have been subject to production curtailments. The curtailments vary from a few days to several months. In most cases the Company is provided only limited notice as to when production will be curtailed and the duration of such curtailments. The Company is currently not curtailed on any of its production.

         Certain of the Cometra Properties are offshore operations in the Gulf of Mexico which are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions, more extensive governmental regulation, including regulations that may, in certain circumstances, impose strict liability for pollution damage, and to interruption or termination of operations by governmental authorities based on environmental or other considerations.

HEDGING RISKS

         From time to time, the Company hedges a portion of its physical oil and natural gas production by entering short positions through fixed price swaps or options. The Company does not generally trade directly utilizing NYMEX futures. The Company currently has one oil fixed price swap relating to 80,000 Bbls in each of January, February and March 1997 and 60,000 Bbls in April 1997. The settlement is determined by the difference between the Company's fixed price and the average of the daily prompt NYMEX WTI contract during each corresponding month. The Company had one fixed price natural gas swap during January 1997 relating to 155,000 MmBtu. As of March 17, 1997, there are no other hedge positions.

         The Company's Vice-President--Gas Management has the responsibility for implementing approved hedge strategies. The hedge program provides for oversight and reporting requirements, hedge goals and how strategies will be developed.

         The above described hedges represent approximately 12% of the Company's combined oil and gas production through April 1997, and there are none thereafter. The production that is hedged represents 51% of the Company's oil production and 1% of the Company's gas production through April 1997. None of the production sold pursuant to fixed price gas sales contracts is hedged.

         These hedges have in the past involved fixed price arrangements and other price arrangements at a variety of prices, floors and caps. The Company may in the future enter into oil and natural gas futures contracts, options and swaps. The Company's hedging activities, while intended to reduce the Company's sensitivity to changes in market prices of oil and gas, are subject to a number of risks including instances in which (i) production is less than expected, (ii) there is a widening of price differentials between delivery points required by fixed price delivery contracts to the extent they differ from those of the Company's production or (iii) the Company's customers or the counterparties to its futures contracts fail to purchase or deliver the contracted quantities of oil or natural gas. Additionally, the fixed price sales and hedging contracts limit the benefits the

Company will realize if actual prices rise above the contract prices. In the future, the Company may increase the percentage of its production covered by hedging arrangements.

GAS CONTRACT RISK

         A significant portion of the Company's production is subject to fixed price contracts. On a pro forma basis, approximately 47% of average gas production for December 1996 was sold subject to fixed price sales contracts (including a contract relating to the Cometra Properties described below and excluding the hedging activities described above). These fixed price contracts are at prices ranging from $2.15 to $3.70 per Mcf. The fixed price contracts with terms of less than one year, between one and five years and greater than five years constitute approximately 31%, 65% and 4%, respectively, of the volume sold under fixed price contracts. The fixed price sales contracts limit the benefits the Company will realize if actual prices rise above the contract prices.

         As part of the Cometra Acquisition, the Company acquired a gas sales contract covering 20,000 acres currently producing approximately 20,000 Mcf/d. The price paid pursuant to the contract was $3.70 per Mcf at December 31, 1996 (65% higher than average 1996 natural gas prices received by the Company) and escalates at $0.05 per Mcf per annum. The contract is with a large gas utility and expires in June 2000. This contract represents 15% of the Company's pro forma December 1996 production on an Mcfe basis.

         The gas contract contains language that requires the purchaser to purchase all of the gas legally produced on the designated acreage. The contract also contains language that may be read to provide that the purchaser is not required to purchase more than 80% of the Company's delivery capacity (up to a delivery capacity of 20,000 Mcf/d). However, since the commencement of the contract in 1990 through the date hereof, the purchaser has purchased all of the gas produced on the designated acreage.

         The Company believes that these fixed price contracts are enforceable and it has not received any notice or other indication from any of the counterparties that they intend to cease performing any of their obligations under these contracts. However, there can be no assurance that one or more of these counterparties will not attempt to totally or partially mitigate their obligations under these contracts. If any of the purchasers under the contracts should be successful in doing so, then the Company could be required to market its production on less attractive terms, which could have a material adverse effect on the Company's financial condition, results of operations and cash flow.

GAS GATHERING, PROCESSING AND MARKETING

         The Company's gas gathering, processing and marketing operations depend in large part on the ability of the Company to contract with third party producers to produce their gas, to obtain sufficient volumes of committed natural gas reserves, to maintain throughput in the Company's processing plant at optimal levels, to replace production from declining wells, to assess and respond to changing market conditions in negotiating gas purchase and sale agreements and to obtain satisfactory margins between the purchase price of its natural gas supply and the sales price for such residual gas volumes and the natural gas liquids processed. In addition, the Company's operations are subject to changes in regulations relating to gathering and marketing of oil and gas. The inability of the Company to attract new sources of third party natural gas or to promptly respond to changing market conditions or regulations in connection with its gathering, processing and marketing operations could materially adversely affect the Company's financial condition and results of operations.

LAWS AND REGULATIONS

         The Company's operations are affected by extensive regulation pursuant to various federal, state and local laws and regulations relating to the exploration for and development, production, gathering, marketing, transportation and storage of oil and gas. These regulations, among other things, control the rate of oil and gas production, and control the amount of oil that may be imported. The Company's operations are subject to numerous laws and regulations governing plugging and abandonment, the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution which might result from the Company's operations. The Company may also be subject to substantial clean-up costs for any toxic or hazardous substance that may exist under any of its properties. Moreover, the recent trend toward stricter standards in environmental legislation and regulation is likely to continue. For instance, legislation has been proposed in Congress from time to time that would reclassify certain crude oil and natural gas exploration and production wastes as "hazardous wastes" which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. Initiatives to further regulate the disposal of crude oil and natural gas wastes are also pending in certain states, and these various initiatives could have a similar impact on the Company. The Company could incur substantial costs to comply with environmental laws and regulations.

COMPETITION

         The Company encounters substantial competition in acquiring properties, marketing oil and gas, securing equipment and personnel and operating its properties. The competitors in acquisitions, development, exploration and production include major oil companies, numerous independent oil and gas companies, individual proprietors and others. Many of these competitors have financial and other resources which substantially exceed those of the Company and have been engaged in the energy business for a much longer time than the Company. Therefore, competitors may be able to pay more for desirable leases and to evaluate, bid for and purchase a greater number of properties or prospects than the financial or personnel resources of the Company will permit.

DEPENDENCE ON KEY PERSONNEL

         The Company depends, and will continue to depend in the foreseeable future, on the services of its officers and key employees with extensive experience and expertise in evaluating and analyzing producing oil and gas properties and drilling prospects, maximizing production from oil and gas properties and marketing oil and gas production, including John H. Pinkerton, the Company's President and Chief Executive Officer. However, the Company does not have employment contracts with any of its officers or key employees. The ability of the Company to retain its officers and key employees is important to the continued success and growth of the Company. The loss of key personnel could have a material adverse effect on the Company. The Company does not maintain key man life insurance on any of its officers or key employees.

CERTAIN BUSINESS INTERESTS OF CHAIRMAN

         Thomas J. Edelman, Chairman of the Company, is also the Chairman, President and Chief Executive Officer of Patina Oil & Gas Company ("Patina"), a publicly traded oil and gas company. The Company currently has no existing business relationships with Patina, and Patina does not own any of the Company's securities. However, as a result of Mr. Edelman's position in Patina, conflicts of interests may arise between them. The Company has board policies that require Mr. Edelman to give notification of any potential conflicts that may arise between the Company and Patina. There can be no assurance, however, that the Company will not compete with Patina for the same acquisition or encounter other conflicts of interest.

SUBORDINATION OF 6% DEBENTURES

         The 6% Debentures will be subordinated in right of payment to all existing and future Senior Debt of the Company, including borrowings under the Credit Agreement and the Senior Subordinated Notes. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Notes only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes outstanding. The aggregate principal amount of Senior Debt of the Company, as of December 31, 1996, would have been $229 million on a pro forma basis. Additional Senior Debt may be incurred by the Company from time to time, subject to certain restrictions. In addition to being subordinated to all existing and future Senior Debt of the Company, the 6% Debentures will not be secured by any of the Company's assets, unlike the borrowings under the Credit Agreement. See "Description of the Notes--Subordination."

FRAUDULENT CONVEYANCE

         The incurrence of indebtedness (such as the 6% Debentures) is subject to review under relevant federal and state fraudulent conveyance statutes in a bankruptcy or reorganization case or a lawsuit by or on behalf of other creditors of the Company. To the extent that a court were to find that (x) the 6% Debentures were incurred with the intent to hinder, delay or defraud any present or future creditor or that the Company contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others or (y) the Company did not receive fair consideration or reasonably equivalent value for issuing the 6% Debentures and, at the time thereof, the Company (i) was insolvent or rendered insolvent by reason of the issuance of the 6% Debentures or the Guarantee, (ii) was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, a court could avoid or subordinate the 6% Debentures in favor of other creditors.

         On the basis of historical financial information and recent operating history and other information currently available to it, the Company believes that the 6% Debentures were incurred for proper purposes and in good faith and that, after giving effect to Indebtedness incurred in connection with the issuance of the 6% Debentures, the Company is solvent, will have sufficient capital for carrying on its business and will be able to pay its debts as such debts become absolute and mature. There can be no assurance, however, that a court passing on such questions would reach the same conclusions and, if not, a court could, among other things, void all or a portion of the Company's obligations to holders of 6% Debentures and/or subordinate the Company's obligations under the 6% Debentures to a greater extent than would otherwise be the case.

ABSENCE OF A PUBLIC MARKET FOR 6% DEBENTURES

         There is no existing market for the 6% Debentures and, although the Underwriters have advised the Company that they currently intend to make a market in the 6% Debentures, the Underwriters are not obligated to do so and may discontinue such market making at any time. The Company does not intend to apply for listing of the 6% Debentures on a securities exchange or to seek approval for quotation through an automated quotation system. Accordingly, there can be no assurance that an active market will develop for the 6% Debentures or, if developed, that such market will be sustained or as to the liquidity of any market. The initial offering price of the 6% Debentures may bear no relationship to the market price of the 6% Debentures. Factors such as quarterly or cyclical variations in the Company's financial results, variations in interest rates, future announcements concerning the Company or its competitors, government regulation, general economic and other conditions and developments affecting the oil and gas industry could cause the market price of the 6% Debentures to fluctuate substantially.

RISKS RELATING TO A CHANGE OF CONTROL

         Upon a Change of Control (as defined herein), holders of the 6% Debentures will have the right to require the Company to repurchase all or any part of such holders' 6% Debentures at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. The events that constitute a Change of Control hereunder would constitute a default under the Credit Agreement, which prohibits the purchase of the 6% Debentures by the Company in the event of certain Change of Control events unless and until such time as the Company's indebtedness under the Credit Agreement is repaid in full. There can be no assurance that the Company and the Subsidiary Guarantors would have sufficient financial resources available to satisfy all of its or their obligations under the Credit Agreement and the 6% Debentures in the event of a Change of Control. The Company's failure to purchase the 6% Debentures would result in a default under the Indenture and under the Credit Agreement, each of which could have adverse consequences for the Company and the holders of the 6% Debentures. See "Description of Capital Stock and Indebtedness" and "Description of the 6% Convertible Subordinated Debentures ." The definition of "Change of Control" in the Indenture includes a sale, lease, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole to a person or group of persons. There is little case law interpreting the phrase "all or substantially all" in the context of an indenture. Because there is no precise established definition of this phrase, the ability of a holder of the 6% Debentures to require the Company to repurchase such 6% Debentures as a result of a sale, lease, conveyance or transfer of all or substantially all of the Company's assets to a person or group of persons may be uncertain.

                           FORWARD-LOOKING INFORMATION

         Information included in this Prospectus, including information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including projections, estimates and expectations. Those statements by their nature are subject to certain risks, uncertainties and assumptions and will be influenced by various factors. Should one or more of these statements or their underlying assumptions prove to be incorrect, actual results could vary materially. Although the Company believes that such projections, estimates and expectations are based on reasonable assumptions, it can give no assurance that such projections, estimates and expectations will be achieved. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include political and economic developments in the United States and foreign countries, federal and state regulatory developments, the timing and extent of changes in commodity prices, the extent of success in acquiring oil and gas properties and in discovering, developing and producing reserves and conditions of the capital markets and equity markets during the periods covered by the forward-looking statements. See "Risk Factors" for further information with respect to certain of such factors. In addition, certain of such projections and expectations are based on historical results, which may not be indicative of future performance. See "Unaudited Pro Forma Consolidated Financial Statements."

                        RATIO OF EARNINGS TO FIXED CHARGES

                                                        YEAR ENDED DECEMBER 31,

                               ----------------------------------------------------------------------
                                                                                          Pro Forma
                                   1992        1993       1994        1995        1996        1996
                               ----------- ---------- ----------- ----------- ---------- ------------

Ratio of earnings to fixed charges  1.9x       2.2x        2.0x        2.1x       3.6x         1.9x
Ratio of earnings to fixed
  charges and preferred
  dividends                         1.5x       1.7x        1,7x        1.9x       2.7x         1.8x
---------------

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness.

                                 USE OF PROCEEDS

         The Company will not receive any proceeds upon the sale by the Selling Securityholders of the Selling Securityholder Securities.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company at December 31, 1996, and the pro forma capitalization of the Company at December 31, 1996, giving effect to the Cometra Acquisition and the related financings and certain other acquisitions and financings consummated in 1996, as described in the notes to the Unaudited Pro Forma Consolidated Financial Statements, incorporated by reference in this prospectus as if such transactions occurred on December 31, 1996. This table should be read in conjunction with the Consolidated Financial Statements and Unaudited Pro Forma Consolidated Financial Statements and Notes thereto incorporated into this Prospectus.

                                                                      December 31, 1996
                                                             ------------------------------------
                                                                   Actual             Pro Forma
                                                              ------------------  ------------------
                                                                                     (unaudited)
                                                                       (Dollars in thousands)

Current portion of debt                                              $     26            $     26
                                                              ==================  ==================
Long-term debt:
  Revolving credit facility...............................           $ 61,355            $231,305
  8.75% Senior Subordinated Notes.........................                 --             125,000
  6% Convertible Subordinated Debentures (1)..............             55,000              55,000
  Other long-term debt....................................                425                 425
                                                              ------------------  ------------------
         Total long-term debt.............................           $116,780            $411,730
                                                              ==================  ==================
  Stockholders' equity:
  Preferred Stock, $1 par value, 4,000,000 shares
         authorized: $2.03 Convertible Preferred Stock,
         1,150,000 shares outstanding ($28,750,000
         liquidation preference)(2).......................              1,150               1,150
  Common Stock, $.01 par value, 35,000,000 shares
         authorized: 14,750,537 issued and outstanding;
         20,160,643 shares issued and outstanding
         pro forma (3)....................................                148                 202
  Capital in excess of par value..........................            110,248             204,294
  Retained earnings.......................................              5,291               5,291
  Unrealized gain on marketable securities................                692                 692
                                                              ------------------  ------------------
         Total stockholders' equity.......................            117,529             211,629
                                                              ------------------  ------------------
              Total capitalization........................           $234,309            $623,359
                                                              ==================  ==================
-------------------

(1)      The 6% Convertible Subordinated Debentures were issued on December 27, 1996. See "Description of Capital Stock
         and Indebtedness."
(2)      The $2.03 Convertible Preferred Stock, may, at the election of the Company, be exchanged for an aggregate of
         $28,750,000 principal amount of 8.125% Convertible Subordinated Notes due December 31, 2005. See "Description of
         Capital Stock and Indebtedness."
(3)      The pro forma column includes the 1,410,106  shares issued to Cometra as partial consideration for the Cometra
         Properties.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         The Common Stock was listed on the NYSE on October 11, 1996 under the symbol "LOM". Prior to listing on the NYSE, the Common Stock was listed on the Nasdaq National Market under the symbol "LOMK". On March 17, 1997, 20,272,242 shares were held by approximately 4,300 stockholders of record.

         The following table sets forth the high and low sales prices as reported on the NYSE Composite Transaction tape or the Nasdaq National Market, as applicable, on a quarterly basis for the periods indicated.

                                                                            Common
                                                                            Stock
                                             High            Low          Dividends
                                          -----------     -----------     -----------
                  1997
                  ----

    First Quarter (through March 17)         $23.625         $16.000         (a)

                  1996
                  ----

    Fourth Quarter.......................    $17.375         $13.125        $ .02
    Third Quarter........................     14.875          12.750          .02
    Second Quarter.......................     15.500          11.625          .01
    First Quarter........................     12.125           9.560          .01

                  1995
                  ----
    Fourth Quarter.......................     $7.500          $5.500        $ .01
    Third Quarter........................      9.250           7.250           -
    Second Quarter.......................      8.188           7.250           -
    First Quarter........................      7.375           5.500           -

(a) Since the fourth quarter of 1995, dividends have been declared at the beginning of the last month of each calendar quarter and have been paid at the end of such calendar quarter..


         Dividends on the Common Stock were initiated in December 1995 and have been paid each successive quarter. The $2.03 Convertible Preferred Stock receives cumulative quarterly dividends at the annual rate of $2.03 per share. If there is any arrearage in dividends on the $2.03 Convertible Preferred Stock, the Company may not pay dividends on the Common Stock. The Company has never been in arrears in the payment of dividends on the $2.03 Convertible Preferred Stock. See "Description of Capital Stock and Indebtedness."

         The payment of dividends is subject to declaration by the Board of Directors and may depend on earnings, capital expenditures and market factors existing from time to time. The Amended Credit Facility and the Indenture for the 6% Convertible Subordinated Debenture Due 2007 and 8.75% Senior Subordinated Notes due 2007 contain restrictions on the Company's ability to pay dividends on capital stock. Under the most restrictive of these provisions, the Company could have paid $5,000,000 of dividends as of December 31, 1996.

              UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

         The accompanying unaudited pro forma consolidated financial statements give effect to: (i) the purchase by the Company of certain oil and gas properties from Bannon Energy Incorporated (the "Bannon Acquisition") in April 1996 for $37 million, (ii) the Cometra Acquisition, (iii) the private placements of 600,000 shares of Common Stock and $55 million of 6% Convertible Subordinated Debentures (collectively referred to as the "Private Placements"), (iv) the Offerings, (v) the application of the estimated net proceeds from the Private Placements and the Offerings and (vi) the conversion of the Company's 7 1/2% Convertible Exchangeable Preferred Stock into Common Stock. The unaudited pro forma consolidated statement of income for the year ended December 31, 1996 was prepared as if the Bannon Acquisition, the Cometra Acquisition, the Private Placements and the Offerings (collectively, the "Transactions") had occurred on January 1, 1996. The accompanying unaudited pro forma consolidated balance sheet of the Company as of December 31, 1996 has been prepared as if the Transactions had occurred as of that date. The historical information provided under the heading "Bannon Acquisition" in the statement of income for the year ended December 31, 1996, includes results for the properties acquired in the Bannon Acquisition for the period from January 1, 1996 until its purchase on March 31, 1996. The historical information provided in the statement of income of the Company for the year ended December 31, 1996 includes results for the properties acquired in the Bannon Acquisition for the period from April 1, 1996 through December 31, 1996.

         This information is not necessarily indicative of future consolidated results of operations and it should be read in conjunction with the separate historical statements and related notes of the respective entities appearing elsewhere in this Registration Statement or incorporated by reference herein.



                                          LOMAK PETROLEUM, INC. AND SUBSIDIARIES
                                          PRO FORMA COMBINED STATEMENT OF INCOME
                                               YEAR ENDED DECEMBER 31, 1996
                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                        (UNAUDITED)

                                                                                                     PRO FORMA
                                              BANNON      COMETRA      PRO FORMA       PRE-OFFERING   OFFERING         PRO FORMA
                                    LOMAK    ACQUISITION ACQUISITION  ADJUSTMENTS         LOMAK     ADJUSTMENTS          LOMAK
                                    -----    -----------------------  -----------         -----     -----------          -----

REVENUES
  Oil and gas sales.............   $ 68,054    $  1,703  $  60,751    $                $  130,508      $              $  130,508
  Field services................     14,223           -          -                         14,223                         14,223
  Gas transportation and
    marketing...................      5,575           -      7,273      11,478 (a)         24,326                         24,326
  Interest and other............      3,386           -          -                          3,386                          3,386
                                      -----       -----     ------                          -----                          -----
                                     91,238       1,703     68,024                        172,443                        172,443
                                     ------       -----     ------                        -------                        -------
EXPENSES
  Direct operating..............     24,456         562     14,376                         39,394                         39,394
  Field services................     10,443           -          -                         10,443                         10,443
  Gas transportation and
    marketing...................      1,674           -          -      11,478 (a)         13,152                         13,152
  Exploration...................      1,460           -          -                          1,460                          1,460
  General and administrative....      3,966           -          -                          3,966                          3,966
  Interest......................      7,487           -          -      23,991 (b)         31,478        (521) (e)        30,957
  Depletion, depreciation and
    amortization................     22,303           -          -      22,086 (c)         44,389                         44,389
                                     ------         ---     ------                         ------                         ------
                                     71,789         562     14,376                        144,282                        143,761
                                     ------         ---     ------                        -------                        -------

Income before taxes.............     19,449       1,141     53,648                         28,161                         28,682

INCOME TAXES
  Current.......................       (729)          -          -       (115) (d)           (844)        (16) (f)          (860)
  Deferred......................     (6,105)          -          -     (2,906) (d)         (9,011)       (167) (f)        (9,178)
                                     ------      ------     ------                         ------                          -----


Net income......................   $ 12,615    $  1,141  $  53,648                     $   18,306                     $   18,644
                                   ========    ========  =========                     ==========                     ==========

Net income applicable to
   common shares................   $ 10,161                                            $   15,972                     $   16,310
                                   ========                                            ==========                     ==========


Earnings per common share.......   $   0.69                                            $     0.97                     $     0.80
                                   ========                                            ==========                     ==========


Weighted average shares
   outstanding..................     14,812                             1,583              16,395       4,000             20,395
                                     ======                                                ======                         ======




              See notes to pro forma combined financial statements

                              LOMAK PETROLEUM, INC.
                        PRO FORMA COMBINED BALANCE SHEET

                                DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

                                   (UNAUDITED)

                                                                                    PRO FORMA
                                                      PRO FORMA       PRE-OFFERING   OFFERING        PRO FORMA
                                          LOMAK       ADJUSTMENTS      LOMAK        ADJUSTMENTS        LOMAK
                                        ----------    -----------    --------------  -----------     ----------
ASSETS

Current assets
  Cash and equivalents .............    $    8,625      $                $ 8,625     $            $    8,625
  Accounts receivable ..............        18,121                        18,121                      18,121
  Marketable securities ............         7,658                         7,658                       7,658
  Inventory and other ..............           799                           799                         799
                                           -------                       -------                     -------
     Total current assets ..........        35,203                        35,203                      35,203
                                           -------                       -------                     -------
Oil and gas properties .............       282,519        325,000 (g)    607,519                     607,519
  Accumulated depletion and
    amortization ...................       (53,102)                      (53,102)                     53,102)
                                           -------                       -------                     -------
                                           229,417                       554,417                     554,417
                                           -------                       -------                     -------
Gas transportation and field service        21,139         60,000 (g)     81,139                      81,139
   assets...........................
  Accumulated depreciation .........        (4,997)                       (4,997)                     (4,997)
                                            ------                        ------                      ------
                                            16,142                        76,142                      76,142
                                            ------                        ------                      ------
Other assets .......................         1,785                         1,785         4,050 (h)     5,835
                                        ----------                   -----------                  ----------
                                         $ 282,547                     $ 667,547                  $  671,597
                                        ==========                   ===========                  ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable..................     $  14,433      $               $ 14,433      $            $  14,433
  Accrued liabilities...............         4,603                         4,603                       4,603
  Accrued payroll and benefit costs.         3,245                         3,245                       3,245
  Current portion of debt...........            26                            26                          26
                                           -------                       -------                     -------
    Total current liabilities.......        22,307                        22,307                      22,307
                                           -------                       -------                     -------

Revolving credit facility...........        61,355        355,000 (g)    416,355      (120,950) (h)  231,305
                                                                                       (64,100) (i)
8.75% Senior subordinated notes.....            -                           -          125,000  (h)  125,000
6% Convertible subordinated
   debentures.......................        55,000                        55,000                      55,000
Other long-term debt................           425                           425                         425
                                           -------                       -------                     -------
                                           116,780                       471,780                     411,730
                                           -------                       -------                     -------

Deferred income taxes...............        25,931                        25,931                      25,931

Stockholders' equity
  $2.03 Preferred stock, $1 par value        1,150                         1,150                       1,150
  Common stock, $.01 par value......           148             14 (g)        162            40 (i)       202
  Capital in excess of par value....       110,248         29,986 (g)    140,234        64,060 (i)   204,294
  Retained earnings (deficit).......         5,291                         5,291                       5,291
  Unrealized gain on marketable
    securities......................           692                           692                         692
                                       -----------                  ------------                    ---------

    Total stockholders' equity .....       117,529                       147,529                     211,629
                                           -------                       -------                      -------
                                        $  282,547                   $   667,547                   $ 671,597
                                        ==========                   ===========                   =========



              See notes to pro forma combined financial statements

                              LOMAK PETROLEUM, INC.

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                                   (UNAUDITED)

NOTE (1)  PRO FORMA ADJUSTMENTS FOR THE TRANSACTIONS -- FOR THE YEAR ENDED
 DECEMBER 31, 1996

         The accompanying unaudited pro forma consolidated statement of income for the year ended December 31, 1996 has been prepared as if the Transactions had occurred on January 1, 1996 and reflects the following adjustments:

         (a) To reclassify gas transportation and marketing revenue and expenses to conform with the accounting presentation followed by the Company.

         (b) To adjust interest expense for the estimated amount that would have been incurred on the incremental borrowings for the Bannon Acquisition and the Cometra Acquisition, net of proceeds received from the Private Placements. A 1/8% per annum increase in interest rate would decrease the Company's income before taxes by $392,000.

         (c) To record depletion expense for the Bannon Acquisition and the Cometra Acquisition at a rate of $0.87 per Mcfe, which would have been the rate in effect for 1996 had such acquisitions taken place at January 1, 1996. Additionally, to record depreciation expense on the gas processing plant purchased in the Cometra Acquisition.

         (d) To adjust the provision for income taxes for the change in taxable income resulting from the Bannon Acquisition, the Cometra Acquisition and the Private Placements and the effect on deferred taxes recorded at January 1, 1996 as if such Transactions had taken place at that time.

         (e) To adjust interest expense for the estimated amounts that would have been repaid with the net proceeds from the Offerings. Because the net proceeds from the Offerings will be used to repay debt, a 1/8% per annum increase in interest rate would increase the Company's income before taxes by $76,000.

         (f) To adjust the provision for income taxes for the change in taxable income resulting from interest adjustments made to reflect the amounts of borrowings repaid with the net proceeds from the Offerings and the effect on deferred taxes recorded at January 1, 1996 as if the Offerings had taken place at that time.

NOTE (2)  PRO FORMA ADJUSTMENTS FOR THE COMETRA ACQUISITION AND THE
 OFFERINGS--AS OF DECEMBER 31, 1996

         (g)      To record the Cometra Acquisition.

         (h) To record the Notes Offering, net of offering costs and the application of proceeds therefrom.

         (i) To record the Common Stock Offering, net of offering costs and the application of proceeds therefrom.

NOTE (3)  EXPECTED GENERAL AND ADMINISTRATION EXPENSES

         In connection with the Cometra Acquisition, the Company expects that general and administrative expenses will increase approximately $1.7 million as a result of offers made to Cometra personnel and that field service revenues will increase approximately $240,000 for operating agreements acquired in the Cometra Acquisition. The impact of these increases would be to reduce 1996 pro forma earnings per share to $0.75.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following tables present selected consolidated financial data covering the five years ended December 31, 1996. Such data has been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and Notes thereto for each of the five years ended December 31, 1996, the Unaudited Pro Forma Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

                                                                YEAR ENDED DECEMBER 31,
                                       ---------------------------------------------------------------------------
                                                                                                      PRO FORMA
                                             1992        1993       1994        1995         1996        1996
                                             ----        ----       ----        ----         ----        ----
                                                                                                     (UNAUDITED)
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

STATEMENT OF OPERATIONS DATA:
Revenues:
  Oil and gas sales.................      $  7,703    $  11,132   $  24,461    $ 37,417     $ 68,054    $130,508
  Field services....................         5,283        6,966       7,667      10,097       14,223      14,223
  Gas transportation and marketing..           332          559       2,195       3,284        5,575      24,326
  Interest and other................           577          418         471       1,317        3,386       3,386
                                            ------       ------      ------      ------       ------     -------
                                            13,895       19,075      34,794      52,115       91,238     172,443
Expenses
  Direct operating..................         3,039        4,438      10,019      14,930       24,456      39,394
  Field services....................         3,951        5,712       5,778       6,469       10,443      10,443
  Gas transportation and marketing..             -           13         490         849        1,674      13,152
  Exploration.......................            36           86         359         512        1,460       1,460
  General and administrative........         1,915        2,049       2,478       2,736        3,966       3,966
  Interest..........................           952        1,120       2,807       5,584        7,487      30,957
  Depletion, depreciation and
  amortization......................         3,124        4,347      10,105      14,863       22,303      44,389
                                             -----        -----      ------      ------       ------      ------
                                            13,017       17,765      32,036      45,943       71,789     143,761
                                            ------       ------      ------      ------       ------     -------
Income before taxes.................           878        1,310       2,758       6,172       19,449      28,682
Income taxes........................           192          (81)        139       1,782        6,834      10,038
                                               ---          ---         ---       -----        -----      ------
Net income..........................       $   686     $  1,391   $   2,619    $  4,390     $ 12,615    $ 18,644
                                           =======     ========   =========    ========     ========    ========

Earnings per common share...........       $  0.08     $   0.18   $    0.25    $   0.31     $   0.69    $   0.80
                                           =======     ========   =========    ========     ========    ========

Cash dividends per common share.....       $  0.00     $   0.00   $    0.00    $   0.01     $   0.06         N/A
                                           =======     ========   =========    ========     ========    ========

OTHER FINANCIAL DATA:
EBITDA (a)..........................       $ 4,990     $  6,863   $  16,029    $ 27,131     $ 50,699    $105,488
Net cash provided by operations.....         5,168        4,305      11,241      16,561       38,445         N/A
Net cash used in investing..........        (4,210)     (43,459)    (29,536)    (76,113)     (69,666)        N/A
Net cash provided by financing......           126       38,912      21,173      57,702       36,799         N/A
Capital expenditures................         5,920       48,240      70,024      88,530       79,390         N/A
Ratios:
  EBITDA to interest expense........          5.2x         6.1x        5.7x        4.9x         6.8x        3.4x
  Earnings to fixed charges(b)......          1.9x         2.2x        2.0x        2.1x         3.6x        1.9x
  Total debt to EBITDA..............          2.6x         4.5x        3.9x        3.1x         2.3x        3.9x

BALANCE SHEET DATA (END OF PERIOD):
Cash and equivalents................      $  2,261     $  2,019   $   4,897    $  3,047     $  8,625    $  8,625
Total assets........................        28,328       76,333     141,768     214,788      282,547     671,597
Long-term debt (c)..................        13,127       31,108      62,592      83,088      116,806     411,756
Stockholders' equity................         9,504       32,263      43,248      99,367      117,529     211,629


(a) EBITDA represents net income plus income taxes, exploration expense, interest expense and depletion, depreciation, and amortization expense. EBITDA is not presented as an indicator of the Company's operating performance, an indicator of cash available for discretionary spending or as a measure of liquidity. EBITDA may not be comparable to other similarly titled measures of other companies. The Company's Credit Agreement requires the maintenance of certain EBITDA ratios.

(b) For the purpose of determining the ratio of earnings to fixed charges, earnings are defined as income before taxes plus fixed charges. Fixed charges consist of interest expense.

(c)      Long-term debt includes current portion.


                             SELLING SECURITYHOLDERS

     The following table sets forth certain information with respect to the Selling Securityholders for whom the Company is registering the Selling Securityholder Securities for resale to the public. The Company will not receive any of the proceeds from the sale of the Selling Securityholder Securities. There are no material relationships between any of the Selling Securityholders and the Company except as otherwise indicated. Beneficial ownership of the Selling Securityholder Securities by each Selling Securityholder after the sale will depend on the number of Selling Securityholder Securities sold by each Selling Securityholder. The shares offered by the Selling Securityholder are not being underwritten. No estimate can be given as to the amount of Common Stock that will be held by the Selling Securityholders upon termination of the Offering.

     No arrangements have been made for the distribution or sale of the Selling Securityholder Securities. There can be no assurance that Selling
Securityholders will be able to sell some or all of the Selling Securityholder Securities listed for sale herein. There is no established public trading market for the Debentures as of the date of this Prospectus.

                                                                  NUMBER OF
                                                                  SHARES TO
                                                                   BE OWNED
                                                                   AFTER                                  PERCENT OF
                                         NUMBER OF                 OFFERING                  PERCENT OF     CLASS
                                           SHARES      MAXIMUM     ASSUMING    DEBENTURES     CLASS OF       OF
                                        BENEFICIALLY   NUMBER OF   ALL SHARES  BENEFICIALLY   COMMON      DEBENTURES
                                        OWNED PRIOR    SHARES TO  OFFERED ARE  OWNED PRIOR  STOCK AFTER   PRIOR TO
      NAME OF SELLING SECURITYHOLDER    TO OFFERING    BE OFFERED DISTRIBUTED  TO OFFERING   OFFERING     OFFERING
      ------------------------------    -----------    ----------------------  -----------   --------     --------
6% CONVERTIBLE SUBORDINATED DEBENTURES:
    Allstate Insurance                      103,896   103,896 (1)        0     $2,000,000        0.0%        3.6%
    AON Corporation                          36,364    36,364 (1)        0        700,000        0.0%        1.3%
    Bankers Trust                            51,948    51,948 (1)        0      1,000,000        0.0%        1.9%
    Paul Berkman and Company                 25,974    25,974 (1)        0        500,000        0.0%        0.9%
    Camden Asset Management                 103,896   103,896 (1)        0      2,000,000        0.0%        3.6%
    CIBC                                     25,974    25,974 (1)        0        500,000        0.0%        0.9%
    CNA Insurance                           129,870   129,870 (1)        0      2,500,000        0.0%        4.5%
    Eagle Asset Management                   25,974    25,974 (1)        0        500,000        0.0%        0.9%
    Fidelity Management                     519,481   519,481 (1)        0     10,000,000        0.0%       18.2%
    Fiduciary Trust                          25,974    25,974 (1)        0        500,000        0.0%        0.9%
    Harris Trust                             15,584    15,584 (1)        0        300,000        0.0%        0.5%
    High Bridge Capital                      51,948    51,948 (1)        0      1,000,000        0.0%        1.8%
    Kessler Asher Trading                    25,974    25,974 (1)        0        500,000        0.0%        0.9%
    Laterman                                 25,974    25,974 (1)        0        500,000        0.0%        0.9%
    Lynch & Mayer                           259,740   259,740 (1)        0      5,000,000        0.0%        9.1%
    New York Life                           207,792   207,792 (1)        0      4,000,000        0.0%        7.3%
    Oaktree Capital Management              207,792   207,792 (1)        0      4,000,000        0.0%        7.3%
    Orion Capital                            77,922    77,922 (1)        0      1,500,000        0.0%        2.7%
    Palisade Capital                        207,792   207,792 (1)        0      4,000,000        0.0%        7.3%
    Pecks Management                        415,584   415,584 (1)        0      8,000,000        0.0%       14.5%
    Putnam Investments                      233,766   233,766 (1)        0      4,500,000        0.0%        8.2%
    Sage Capital                             15,584    15,584 (1)        0        300,000        0.0%        0.6%
    William E Simon & Sons                   10,390    10,390 (1)        0        200,000        0.0%        0.4%
    Society Asset Management                 51,948    51,948 (1)        0      1,000,000        0.0%        1.8%

    Donald & Company                         20,000        20,000        0              0        0.0%        0.0%
    Cometra Energy, L.P.                  1,410,106     1,410,106        0              0        0.0%        0.0%
------------------------------

(1)  Issuable upon conversion of the Preferred Stock.

                              PLAN OF DISTRIBUTION

     The Company has not been advised by the Selling Security holders as to any plan of distribution. Distribution of the Common Stock and the Debentures by the Selling Securityholders, or by pledgees, donees (including charitable organizations), transferees or other successors in interest, may be effected from time to time in one or more transactions (which may involve block transactions) (i) in the case of Common Stock, on the NYSE in transactions that may include special offerings, exchangeable distributions, the writing of options , in each case pursuant to and in accordance with the rules of such exchange, (ii) in the over-the-counter market, or (iii) in transactions otherwise than on such exchange or in the over-the-counter market, or in a combination of any such transactions. Such transactions may be effected by the Selling Securityholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

     The Selling Securityholders may effect such transactions by selling the Common Stock or the Debentures to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts or commissions from the purchasers of the Common Stock for whom they may act as agent.

     All expenses of the registration of the Securities covered by this Prospectus, estimated to be $75,000, are to be borne by the Company, except that the Selling Securityholders will pay any applicable underwriters' commissions and expenses, brokerage fees or transfer taxes, as well as the fees and disbursements of their counsel.

     The Selling Securityholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

              DESCRIPTION OF 6% CONVERTIBLE SUBORDINATED DEBENTURES

     The following is a summary of the terms of the 6% Convertible Subordinated Debentures due 2007 (the "Debentures"). This summary is not intended to be complete and is subject to, and qualified in its entirety by reference to, the Indenture (as defined below), including the definition therein of certain terms.

     The Debentures were be issued under an indenture (the "Indenture"), between the Company and Keycorp Shareholder Services, Inc., as trustee (the "Trustee"), a copy of which is available upon request from the Company. The following statements are summaries of certain terms applicable to the Debentures and do not purport to be complete. The summaries are subject to, and qualified in their entirety by reference to, the provisions of the Indenture, including the definitions therein of certain terms. Whenever reference is made to defined terms of the Indenture and not otherwise defined herein, such defined terms are incorporated herein by reference.

GENERAL

     The Debentures are unsecured general obligations of the Company, subordinate in right of payment to certain other obligations of the Company as described under "Subordination of the Debentures," and convertible into Common Stock as described under "Conversion of the Debentures." The Debentures are limited to $55 million aggregate principal amount and will mature on February 1, 2007 (the "Maturity Date"). The Debentures will bear interest at the rate per annum of 6% from the date of original issue or from the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for, and accrued but unpaid interest will be payable semi-annually in arrears on February 1 and August 1 of each year commencing February 1, 1997 (each, an "Interest Payment Date"), or, if any such day is not a business day, on the next succeeding business day. Interest will be paid to Debentureholders of record ("Holders") at the close of business on January 15 and July 15, respectively, immediately preceding the relevant Interest Payment Date (each, a "Regular Record Date"). Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     Principal and premium, if any, and interest are payable, and the Debentures may be presented for conversion, registration of transfer and exchange, at the office or agency of the Company maintained for those purposes in New York, New York (which initially will be the corporate trust office of the Trustee), except that, at the option of the Company, payment of interest may be made by check mailed to the address of the Holder entitled thereto as it appears on the Debenture Register on the related record date.

     The Debentures are issued in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. At any time from and after the execution and delivery of the Indenture, the Company may deliver Debentures to the Trustee for authentication and the Trustee shall, in accordance with the instructions of the Company, authenticate and deliver such Debentures as provided in the Indenture. No service charge will be made for any transfer or exchange of Debentures, but, subject to certain exceptions set forth in the Indenture, the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The Indenture does not contain any restrictions on the payment of dividends or on the repurchase of securities by the Company or any financial covenants, nor does the Indenture require the Company to maintain any sinking fund or other reserve for the payment of the Debentures.

CONVERSION OF THE DEBENTURES

     The Debentures are convertible at any time prior to the Maturity Date (subject to earlier redemption or repurchase, as described below) into shares of Common Stock of the Company at the conversion price of $19.25 per share (the "Conversion Price"), subject to adjustment under certain circumstances as described below.

     The Conversion Price is subject to adjustment as set forth in the Indenture upon the occurrence of certain events, including: (i) the issuance of Common Stock as a dividend or other distribution on any class of capital stock of the Company; (ii) a subdivision or combination of outstanding shares of Common Stock; (iii) the issuance or distribution of capital stock of the Company or the issuance or distribution of options, rights, warrants or convertible or exchangeable securities entitling the holder thereof to subscribe for, purchase, convert into or exchange for capital stock of the Company at less than the current market price of such capital stock on the date of issuance or distribution, but in each case only if such issuance or distribution is made generally to holders of Common Stock or of a class or series of capital stock convertible into or exchangeable or exercisable for Common Stock (provided that the issuance of capital stock upon the exercise of such options, rights or warrants or the conversion or exchange of convertible or exchangeable securities will not cause an adjustment in the conversion price if no such adjustment would have been required at the time such options, rights or warrants or convertible or exchangeable securities were issued); (iv) the dividend or other distribution to holders of Common Stock, or of a class or series of capital stock convertible into or exchangeable or exercisable for Common Stock, generally (other than in connection with the liquidation or distribution of the Company) of evidences of indebtedness of the Company or assets (including securities, but excluding issuances, dividends and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding up of the Company; and (v) distributions consisting exclusively of cash to the extent the amount of such cash combined with all such cash distributions made within the preceding 12 months with respect to which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then current market price of the Common Stock multiplied by the number of shares of Common Stock then outstanding) on the record date for such distribution.

     Notwithstanding the foregoing, no adjustment in the Conversion Price shall be made upon (i) the issuance of Common Stock of the Company pursuant to any compensation or incentive plan for officers, Directors, employees or consultants of the Company, which plan has been approved by the Compensation Committee of the Board of Directors (or if there is no such committee then serving, by the majority vote of the independent Directors) and, if required by law, the requisite vote of the stockholders of the Company (unless the exercise or conversion price of the instrument issued pursuant to such plan is subsequently changed other than solely by operation of the anti-dilution provisions thereof or by the Compensation Committee, if applicable, the Board of Directors and, if required by law, the stockholders of the Company as provided in this clause
(i)); (ii) the issuance of Common Stock upon the conversion or exercise of preferred stock or warrants of the Company outstanding on the date hereof, unless the conversion or exercise price thereof is changed after the date of the Indenture (other than solely by operation of the anti-dilution provisions thereof); (iii) the declaration, setting aside or payment of dividends on any outstanding preferred stock or any other preferred stock hereafter issued by the Company; or (iv) after giving effect to any dividend pursuant to the preceding clause (iii), the declaration, setting aside or payment of dividends out of the Company's cumulative retained earnings. Also, notwithstanding the provisions of the preceding paragraph, (a) if the options, rights or warrants or convertible or exchangeable securities described in clause (iii) of the preceding paragraph are exercisable only upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur and (b) if options, rights or warrants or convertible or exchangeable securities expire unexercised, the Conversion Price will be readjusted to take into account only the actual number of such options, rights or warrants or convertible or exchangeable securities which were exercised.

     No adjustment will be made to the Conversion Price until cumulative adjustments to the Conversion Price amount to at least 1% of the Conversion Price, as last adjusted. Except as stated above, the Conversion Price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing, or the payment of dividends on the Common Stock. The Company from time to time may reduce the Conversion Price if the Board of Directors of the Company has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive.

     In the event of (i) any reclassification or change of the Common Stock or
(ii) a consolidation, merger or combination to which the Company is a party or a sale or conveyance to another entity of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, each Holder will have the right thereafter to convert such Holder's Debentures into the kind and amount of shares of stock, other securities or other property or assets which the Holder would have owned or have been entitled to receive immediately upon such consolidation, merger, combination, sale or conveyance had such Debenture been converted into Common Stock immediately prior to the effective date of such reclassification, change, consolidation, merger, combination, sale or conveyance. Certain of the foregoing events may also constitute or result in a Change of Control requiring the Company to offer no repurchase the Debentures. See "Repurchase at Option of Holders Upon Change of Control."

     Fractional shares of Common Stock will not be issued upon conversion. A person otherwise entitled to a fractional share of Common Stock upon conversion shall receive cash equal to the equivalent fraction of the current market price of a share of Common Stock on the business day prior to conversion.

     A Holder who surrenders a Debenture (or portion thereof) for conversion between the close of business on a Regular Record Date and the next Interest Payment Date will receive interest on such Interest Payment Date with respect to such Debenture (or portion thereof) so converted through such Interest Payment Date. Subject to such payments in the event of conversion after the close of business on a Regular Record Date, no payment or adjustment shall be made upon any conversion on account of any interest accrued but unpaid on the Debentures surrendered for conversion.

OPTIONAL REDEMPTION BY THE COMPANY

     The Debentures are not redeemable at the option of the Company prior to February 1, 2000. Thereafter, the Debentures will be redeemable, in whole or from time to time in part, upon not less than 30 days' nor more than 60 days' prior notice of redemption to each Holder at such Holder's last address as it appears in the Debenture Register (as defined in the Indenture), at the Redemption Prices established for the Debentures, together with accrued but unpaid interest, if any, to the date fixed for redemption. The Redemption Prices for the Debentures (expressed as a percentage of the principal amount) are as follows:

                         For the 12 Months
                         After February 1,      Percentage
                         ----------------------------------

                               2000               104.0
                               2001               103.5
                               2002               103.0
                               2003               102.5
                               2004               102.0
                               2005               101.5
                               2006               101.0


     If less than all the Debentures are to be redeemed, the Trustee will select the Debentures to be redeemed in compliance with the requirements of the principal national securities exchange, if any, on which the Debentures are quoted or listed or admitted to trading, or, if the Debentures are not quoted or listed, on a pro rata basis by lot or by such method that complies with applicable legal requirements and that the Trustee considers fair and appropriate. The Trustee may select for redemption portions of the principal amount of Debentures that have a denomination larger than $1,000. Debentures and portions thereof will be redeemed in the amount of $1,000 or integral multiples of $1,000. The Trustee will make the selection from Debentures outstanding and not previously called for redemption.

REPURCHASE AT THE OPTION OF HOLDERS UPON CHANGE OF CONTROL

     If a Change of Control occurs, the Company shall offer to repurchase each Holder's Debentures pursuant to an offer (the "Change of Control Offer") at a purchase price equal to 100% of the principal amount of such Holder's Debentures, plus accrued but unpaid interest, if any, to the date of purchase.

     A "Change of Control" means the occurrence of any of the following events after the date of the Indenture (i) any person or group (within the meaning of Section 13(d) or Section 14(d) of the Exchange Act), becomes the direct or indirect beneficial owner of shares of capital stock of the Company representing greater than 50% of the combined voting power of all outstanding shares of capital stock of the Company entitled to vote in the election of directors under ordinary circumstances; (ii) subject to certain exceptions, the Company consolidates with or merges into any other entity and the outstanding Common Stock is changed or exchanged as a result; (iii) sale, transfer or other disposition of a majority of the assets of the Company or of the collective assets of the Company and the subsidiaries; (iv) at any time Continuing Directors cease to constitute a majority of the Board of Directors of the Company then in office; or (v) on any day the Company makes any distribution of cash, property or securities (other than regular quarterly dividends, Common Stock, preferred stock which is substantially equivalent to Common Stock or rights to acquire Common Stock or preferred stock which is substantially equivalent to Common Stock) to holders of Common Stock, or the Company or any of its subsidiaries purchases or otherwise acquires Common Stock, and the sum of the fair market value of such cash, property or securities distributed or Common Stock purchased on the date the same is made, plus the fair market value, when made, of all other cash, property or securities so distributed or Common Stock so purchased which have occurred during the 12 month period ending on the such date, in each case expressed as a percentage of the aggregate market price of all of the shares of Common Stock outstanding at the close of business on the last day prior to the date of such distribution or purchase, exceeds 50%. "Continuing Director" means at any date a member of the Company's Board of Directors (i) who was a member of such Board on the date of the Indenture or
(ii) who was nominated or elected by at least two-thirds of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least two-thirds of the directors who were Continuing Directors at the time of such election. (Under this definition, if the present Board of Directors of the Company were to approve a new director or directors and then resign, no Change of Control would occur even though the present Board of Directors would thereafter cease to be in office). Notwithstanding the foregoing, a Change of Control under clause (ii) above will not include any transaction or series of related transactions in which 85% or more of the consideration received by the Holders of the Debentures (assuming conversion of the Debentures immediately after such transaction) consists of common stock that is listed on a national securities exchange or approved for quotation on the Nasdaq National Market.

     Within 30 days after any Change of Control, unless the Company has previously given a notice of optional redemption by the Company of all of the Debentures, the Company shall give a notice of the Change of Control Offer to each Holder at such Holder's last address as it appears on the Debenture Register stating: (i) that a Change of Control has occurred and that the Company is offering to repurchase all of such Holder's Debentures; (ii) a brief description of such Change of Control; (iii) the repurchase price (the "Change of Control Payment"); (iv) the expiration date of the Change of Control Offer, which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed; (v) the date such purchase shall be effected, which shall be no later than 30 days after expiration date of the Change of Control Offer; (vi) a statement that any Debentures not accepted for payment pursuant to the Change of Control Offer shall continue to accrue interest; (vii) a statement that unless the Company defaults in the payment of the Change of Control Payment, all Debentures accepted for payment pursuant to the Change of Control offer shall cease to accrue interest after the Change of Control Payment Date; (viii) the Conversion Price; (ix) the name and address of the paying agent and conversion agent; (x) a statement that Debentures must be surrendered to the paying agent to collect the Change of Control Payment; and (xi) any other information required by applicable law to be included therein.

     In the event that the Company is required to make a Change of Control Offer, the Company will comply with any applicable securities laws and regulations, including, to the extent applicable, Section 14(e) of and Rule 14e-1 and any other tender offer rules under, the Exchange Act which may then be applicable in connection with any offer by the Company to purchase Debentures at the option of the Holders.

     The Company, could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not constitute a Change of Control under the Debentures, but that would increase the amount of Senior Indebtedness (or any other indebtedness) outstanding at such time. The incurrence of significant amounts of additional indebtedness could have an adverse effect on the Company's ability to service its indebtedness, including the Debentures. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds at the time of such event to pay the Change of Control Payment of for all Debentures tendered by the Holders.

     Certain of the Company's existing and future agreements relating to its indebtedness could prohibit the purchase by the Company of the Debentures pursuant to the tender by Holders pursuant to a Change of Control Offer. Depending on the financial circumstances of the Company, such purchase by the Company could cause a breach of certain covenants contained in such agreements. A default by the Company on its obligation to pay the Change of Control Payment could, pursuant to cross-default provisions, result in acceleration of the payment of other indebtedness of the Company outstanding at that time. See "- Subordination."

SUBORDINATION

     The payment of principal of and premium, if any, and interest on the Debentures will be, to the extent set forth in the Indenture, subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined). Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors or marshalling of assets, whether voluntary, involuntary or in receivership, bankruptcy, insolvency or similar proceedings, the holders of all Senior Indebtedness will be first entitled to receive payment in full of all amounts due or to become due thereon before any payment is made on account of principal of and premium, if any, and interest on the Debentures or on account of any other monetary claims under or in respect of the Debentures, and before any distribution is made to acquire any of the Debentures for any cash, property, assets or securities. No payments on account of principal of and premium, if any, and interest on the Debentures shall be made if at the time thereof: (i) there is a default in the payment of all or any portion of the obligations under any Senior Indebtedness or (ii) there shall exist a default in any covenant with respect to the Senior Indebtedness (other than as specified in clause (i) of this sentence), and, in such event, such default shall not have been cured or waived or shall not have ceased to exist, the Trustee and the Company shall have received written notice from any holder of such Senior Indebtedness stating that no payment shall be made with respect to the Debentures and such default would permit the maturity of such Senior Indebtedness to be accelerated, provided that no such default will prevent any payment on, or in respect of, the Debentures for more than 120 days unless the maturity of such Senior Indebtedness has been accelerated.

     The Holders will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made on Senior Indebtedness upon any distribution of assets in any such proceedings out of the distributive share of the Debentures.

     "Senior Indebtedness" is defined to mean the principal of (and premium, if any), and interest on (a) existing indebtedness of the Company (including indebtedness of others guaranteed by the Company) other than the Debentures, which is (i) for money borrowed or (ii) evidenced by a note, debenture or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind, (b) obligations of the Company as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles and leases of property or assets made as part of any sale and leaseback transaction to which the Company is a party,
(c) amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation and (d) all future indebtedness of the Company for money borrowed or evidenced by a note, debenture or similar instrument, other than indebtedness which by its terms is convertible into shares of Common Stock or other equity securities of the Company, and amendments, renewals, extensions, modifications and refundings thereof, if the instrument creating such future indebtedness provides by its terms that such indebtedness is senior in right of payment to the Debentures; provided, however, that all future indebtedness for money borrowed or evidenced by a note or similar instrument which by its terms is convertible into shares of Common Stock or other equity securities of the Company (including, without limitation, if issued pursuant to the terms of the Company's $2.03 Convertible Preferred Stock, the Company's 8.125% Convertible Subordinated Notes due 2005), and amendments, renewals, extensions, modifications and refundings thereof, will rank pari passu with the Debentures, unless the instruments creating such future indebtedness provide by their terms that such indebtedness is junior in right of payment to the Debentures. Senior Indebtedness includes any compensation owed to hourly employees in the ordinary course of the Company's business but does not include other indebtedness or amounts owed (except to banks and other financial institutions) for compensation to non-hourly employees, for goods or materials purchased, or services utilized, in the ordinary course of business of the Company or of any other person from whom such indebtedness or amount was assumed.

     The Debentures are unsecured obligations of the Company, and, accordingly, will rank pari passu with all unsecured trade debt and unsecured obligations of the Company that arise by operation of law or are imposed by any judicial or governmental authority. The Debentures are obligations exclusively of the Company, and accordingly, will be effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of its Subsidiaries (as defined in the Indenture). The right of the Company, and, therefore, the right of creditors of the Company (including Holders) to receive assets of any such Subsidiary upon the liquidation or reorganization of such Subsidiary or otherwise, as a practical matter, will be effectively subordinated to the claims of such Subsidiary's creditors, except to the extent the Company is itself recognized as a creditor of such Subsidiary or such other creditors have agreed to subordinate their claims to the payment of the Debentures, in which case the claims of the Company would still be subordinate to any secured claim on the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company.

     At March 17, 1997, $195 million of Senior Indebtedness (excluding the $134 million letter of credit outstanding with American Cometra) was outstanding, including indebtedness under the Credit Agreement and $125 million principal amount of 8.75% Senior Subordinated Notes due 2007 (the "Senior Subordinated Notes"). The Senior Subordinated Notes are due on January 15, 2007 which is prior to the maturity date of the Debentures. In addition the Company's obligations under the Credit Agreement and the Senior Subordinated Debentures are guaranteed by the Company's Subsidiaries. The Company will from time to time incur additional indebtedness constituting Senior Indebtedness.

LIMITATION ON DIVIDEND RESTRICTIONS AFFECTING SUBSIDIARIES

     Without the consent of the Holders of a majority in aggregate principal amount of the Debentures then outstanding the Company may not, and may not permit any of its Subsidiaries to, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction of any kind on the ability of any Subsidiary to (a) pay to the Company dividends or make to the Company any other distribution of its capital stock, (b) pay any debt owed to the Company or any other Subsidiary, (c) make loans or advances to the Company or any other Subsidiary or (d) transfer any of its property or assets to the Company or any other Subsidiary, other than such encumbrances or restrictions existing or created under or by reason of (i) applicable laws, (ii) the Indenture, (iii) covenants or restrictions contained in any instrument governing debt of the Company or any of the Subsidiaries existing on the date of the Indenture, or covenants or restrictions in any loan documents relating to Senior Indebtedness incurred after the date hereof, provided that in the absence of a default under any such loan documents, no such restriction shall prevent a Subsidiary from paying dividends or otherwise distributing funds to the Company in amounts sufficient to enable the Company to make interest and principal payments on the Debentures as and when due, (including pursuant to any Change of Control Offer),
(iv) customary provisions restricting subletting, assignment and transfer of any lease governing a leasehold interest of the Company or any of the Subsidiaries or in any license or other agreement entered into in the ordinary course of business, (v) any agreement governing debt of a person acquired by the Company or any of the Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrances or restrictions are not applicable to any person, or the property or assets of any person, other than the person, or the property or assets of the person, so acquired or (vi) any restriction with respect to a Subsidiary imposed pursuant to an agreement entered into in accordance with the terms of the Indenture for the sale or disposition of capital stock or property or assets of such Subsidiary, pending the closing of such sale or disposition.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company may not, without the consent of the Holders of a majority in aggregate principal amount of the Debentures then outstanding, consolidate with or merge into any other entity or convey, transfer, sell or lease its assets substantially as an entirety to any entity, unless: (i) either (a) the Company is the continuing corporation or (b) the entity formed by such consolidation or into which the Company is merged or the entity to which such assets are sold, leased, transferred, conveyed or disposed is organized under the laws of the United States or any state thereof or the District of Columbia and expressly assumes by supplemental indenture all obligations of the Company under the Debentures and the Indenture, (ii) immediately before and immediately after giving effect to such merger, consolidation, conveyance, transfer, sale, lease or disposition no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, under the Indenture occurred and is continuing, (iii) immediately after giving effect to such merger, consolidation, conveyance, transfer, sale, lease or disposition, the Debentures and the Indenture, as supplemented, will be a valid and enforceable obligation of the Company or such successor and (iv) the Company has delivered to the Trustee an Officer's certificate and an opinion of counsel, each stating that such merger, consolidation, conveyance, transfer, sale, lease or disposition and such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent to such transaction provided in the Indenture have been satisfied.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture: (a) failure to pay principal of or premium, if any, on any Debenture when due and payable, whether at maturity, upon redemption, upon a Change of Control Offer or otherwise, whether or not such payment is prohibited by the subordination provisions of the Indenture; (b) failure to pay any interest on any Debenture when due, which failure continues for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture; (c) failure to perform the other covenants of the Company in the Indenture, which failure continues for 60 days after written notice as provided in the Indenture; (d) failure to pay when due principal of and or acceleration of, any indebtedness for money borrowed by the Company or any of its Subsidiaries in excess of $5 million, individually or in the aggregate, if such indebtedness is not discharged, or such acceleration is not annulled, within 10 days after written notice as provided in the Indenture; and (e) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (as defined in the Indenture). Subject to the provisions of the Indenture relating to the duties of the Trustee in case of the occurrence of an Event of Default, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Debentures will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     If an Event of Default occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Debentures by notice to the Company and Trustee may declare the unpaid principal, premium if any, and interest on all outstanding Debentures due and payable; provided, however, that if an Event of Default under clause (e) above shall occur, all unpaid principal, premium, if any, and interest on all outstanding Debentures will automatically become due and payable without any declaration or other act on the part of the Trustee or any Holders. After such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the then outstanding Debentures may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "Modifications, Amendments and Waivers."

     No Holder of any Debenture will have any right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder unless (i) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default, (ii) Holders of at least 25% in aggregate principal amount of the then outstanding Debentures shall have made written request and offered satisfactory indemnity to the Trustee to institute such proceeding as Trustee, (iii) the Trustee shall have failed to institute such proceeding within 60 days after the receipt of such request of and offer of indemnity and (iv) during such 60-day period, no direction inconsistent with such request shall have been given to the Trustee by the Holders of a majority in aggregate principal amount of the then outstanding Debentures.

MODIFICATIONS, AMENDMENTS AND WAIVERS

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the then outstanding Debentures held by persons other than affiliates of the Company; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Debenture affected thereby, (i) change the stated maturity of, or any installment of interest on or waive a default in the payment of principal, premium, if any, or interest on, any Debenture, (ii) reduce the principal amount of any Debenture or reduce the rate or extend the time of payment of interest on any Debenture, (iii) increase the Conversion Price (other than in connection with a reverse stock split as provided in the Indenture), (iv) change the place or currency of payment of principal of, or premium or repurchase price, if any, or interest on, any Debenture, (v) impair the right to institute suit for the enforcement of any payment on or with respect to any Debenture, (vi) adversely affect the right to exchange or convert Debentures, (vii) reduce the percentage of the aggregate principal amount of outstanding Debentures, the consent of the Holders of which is necessary to modify or amend the Indenture, (viii) reduce the percentage of the aggregate principal amount of outstanding Debentures, the consent of the Holders of which is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (ix) modify the provisions of the Indenture with respect to the subordination of the Debentures in a manner adverse to the Holders, (x) except as permitted by the Indenture, consent to the assignment or transfer by the Company of any of its rights and obligations thereunder or (xi) modify the provisions of the Indenture with respect to the right to require the Company to repurchase Debentures in a manner adverse to the Holders.

     The Holders of a majority in aggregate principal amount of the then outstanding Debentures held by persons other than affiliates of the Company may, on behalf of all Holders, waive any past default under the Indenture or Event of Default, except a default in the payment of principal, premium of, if any, or interest on any of the Debentures or in respect of a provision which under the Indenture cannot be amended without the consent of the Holder of each outstanding Debenture.

     Amendments and supplements of the Indenture may be made by the Company and the Trustee without the consent of any Holder, in part, to: (i) cure any ambiguity, defect or inconsistency (which does not adversely affect the rights of any Holder); (ii) comply with the restriction on mergers, consolidations, and asset sales or with the provisions relating to conversion upon such events;
(iii) add to the covenants of the Company further covenants, restrictions, conditions or provisions for the protection of the Holders; (iv) make any change that does not adversely affect the rights of any Holder under the Indenture; or
(v) comply with requirements of the Commission in order to effect or maintain qualification of the Indenture under the Trust Indenture Act.

DISCHARGE OF INDENTURE

     The Indenture provides that the Company may defease and be discharged from its obligations in respect of the Debentures while the Debentures remain outstanding (except for certain obligations to convert the Debentures into Common Stock, register the transfer, substitution or exchange of Debentures, to replace stolen, lost or mutilated Debentures and to maintain an office or agency and the rights, obligations and immunities of the Trustee), if all outstanding Debentures will become due and payable at their scheduled maturity within one year and the Company has irrevocably deposited, or caused to be deposited, with the Trustee (or another trustee satisfying the requirements of the Indenture), in trust for such purpose, (a) money in an amount, (b) U.S. Government Obligations (as defined) which through the payment of principal, premium, if any, and interest in accordance with their terms (without reinvestment of such interest or principal) will provide not later than one day before the due date of any payment money in an amount, or (c) a combination thereof, sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of, premium, if any, and interest on the outstanding Debentures at maturity or upon redemption, together with all other amounts payable by the Company under the Indenture. Such defeasance will become effective 91 days after such deposit only if, among other things, (x) no Default or Event of Default with respect to the Debentures has occurred and is continuing on the date of such deposit or will occur as a result of such deposit or at any time during the period ending on the 91st day after the date of such deposit, (y) such defeasance does not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which it is bound and (z) the Company has delivered to the Trustee (A) either a private Internal Revenue Service ruling or an opinion of counsel that Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner, and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred, (B) an opinion of counsel to the effect that the deposit shall not result in the Company, the Trustee or the trust being deemed to be an "investment company" under the Investment Company Act of 1940, as amended, and (C) an Officers' Certificate and a opinion of counsel, each stating that all conditions precedent relating to a discharge have been complied with.

GOVERNING LAW

     The Indenture and the Debentures will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to such State's conflict of law principles.

CONCERNING THE TRUSTEE

     Keycorp Shareholders Services, Inc., the Trustee under the Indenture, has been appointed by the Company as the paying agent, conversion agent, registrar and custodian with respect to the Debentures. Keycorp Shareholder Services, Inc. also serves as the transfer agent for the Common stock and the $2.03 Convertible Preferred Stock. The Company and its subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide the Company and its subsidiaries with banking and financial services in the ordinary course of their business.

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth below, the Debentures will initially be issued in the form of one or more registered Debentures in global form, without coupons (the "Global Debentures"). Each Global Debenture will be deposited on the date of the closing of the sale of the Debentures (the "Closing Date") with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary. Interests in Global Debentures will be available for purchase only by "qualified institutional buyers," as defined in Rule 144A under the Securities Act ("QIBs").

     Debentures that are (i) originally issued to or transferred to institutional "accredited investors," as defined in Rule 501(a)(1), (2), (3) or
(7) under the Securities Act, who are not QIBs or to any other persons who are not QIBs or (ii) issued as described below under "Certified Securities," will be issued in registered form without coupons (the "Certified Securities"). Upon the transfer to a QIB of Certified Securities, such Certificated Securities will, unless the Global Debenture has previously been exchanged for Certificated Securities, be exchanged for an interest in the Global Debentures representing the principal amount of Debentures being transferred. For a description of the restrictions on the transfer of Certificated Securities, see "Notice to Investors."

     The Depositary has advised the Company that it is (i) a limited-purpose trust company organized under the laws of the State of New York, (ii) a member of the Federal Reserve System, (iii) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and (iv) a "Clearing Agency" registered pursuant to Section 17A of the Exchange Act. The Depositary was created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance in accounts of its Participants. The Depositary's Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as bank's, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. QIBs may elect to hold Debentures purchased by them through the Depositary. QIBs who are not Participants may beneficially own securities held by or on behalf of the Depositary only through Participants or Indirect Participants. Persons that are not QIBs may not hold Debentures through the Depositary.

     The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Debenture, the Depositary will credit the accounts of Participants designated by the Initial Purchasers with an interest in the Global Debenture and (ii) ownership of the Debentures will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Debentures or to pledge the Debentures as collateral will be limited to such extent. For certain other restrictions on the transferability of the Debentures, see "Notice to Investors."

     So long as the Depositary or its nominee is the registered owner of a Global Debenture, the Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debentures represented by the Global Debenture for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Debenture will not be entitled to have Debentures represented by such Global Debenture registered in their names, will not receive or be entitled to receive physical delivery of the Certificated Securities, and will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in Debentures represented by a Global Debenture to pledge such interest to persons or entities that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Accordingly, each QIB owing a beneficial interest in a Global Debenture must rely on the procedures of the Depositary and, if such QIB is not a Participant or an Indirect Participant, on the procedures of the Participant through which such QIB owns its interest, to exercise any rights of a Holder under the Indenture or such Global Debenture. The Company understands that under existing industry practice, in the event the Company requests any action of Holders of Debentures or a QIB that is an owner of a beneficial interest in a Global Debenture desires to take any action that the Depositary, as the Holder of such Global Debenture, is entitled to take, the Depositary would authorize the Participants to take such action and the Participants would authorize QIBs owning through such Participants to take such action or would otherwise act upon the instructions of such QIBs. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Debentures by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Debentures.

     Payments with respect to the principal of, premium, if any, and interest on any Debentures represented by a Global Debenture registered in the name of the Depositary or its nominee on the applicable record date will be payable by the Trustee to or at the direction of the Depositary or its nominee in its capacity as the registered Holder of the Global Debenture representing such Debentures under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Debentures, including the Global Debentures, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have responsibility or liability for the payment of such amounts to beneficial owners of Debentures (including principal, premium, if any, and interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Debenture as shown on the records of the Depositary Payments by the Participants and the Indirect Participants to the beneficial owners of Debentures will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

CERTIFICATED SECURITIES

     If (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Debentures in definitive form under the Indenture, then, upon surrender by the Depositary of its Global Debenture, Certificated Securities will be issued to each person that the Depositary identifies as the beneficial owner of the Debentures represented by the Global Debenture. In addition, subject to certain conditions, any person having a beneficial interest in a Global Debenture may, upon request to the Trustee, exchange such beneficial interest for Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

     Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Participant or Indirect Participant in identifying the beneficial owners of the related Debentures and each person may conclusively rely on, and shall be protected in relying on instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Debentures to be issued).

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable. The Company will have no responsibility for the performance by DTC or its Participants of their respective obligations as described hereunder or under the rules and procedures governing their respective operations.

SAME-DAY FUNDS SETTLEMENT AND PAYMENT

     The Indenture will require that payments in respect of the Debentures represented by the Global Debenture (including principal, premium, if any, interest and liquidated damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the registered Holder of the Global Debenture. With respect to Certificated Securities, the Company will make all payments of principal, premium, if any, interest and liquidated damages, if any, by wire transfer of immediately available funds to the accounts specified by Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Debentures represented by the Global Debenture are expected to be eligible to trade in the PORTAL market and to trade in the Depositary's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Debentures will therefore, be required by the Depositary to be settled in immediately available funds. The Company expects that secondary trading in the Certificated Securities will also be settled in immediately available funds.

                  DESCRIPTION OF CAPITAL STOCK AND INDEBTEDNESS

         The authorized capital stock of the Company consists of (i) 4,000,000 shares of serial preferred stock, $1.00 par value and (ii) 35,000,000 shares of Common Stock, $.01 par value. As of March 17, 1997, the Company had outstanding 20,272,242 shares of Common Stock and 1,150,000 shares of $2.03 Convertible Preferred Stock.

COMMON STOCK

         Holders of Common Stock are entitled to receive dividends if, when and as declared by the Board of Directors of the Company out of funds legally available therefor (however, the Indenture for the Senior Subordinated Notes and the Credit Agreement contain certain restrictions on the payment of cash dividends. If there is any arrearage in the payment of dividends on any preferred stock, the Company may not pay dividends upon, repurchase or redeem shares of its Common Stock. All shares of Common Stock have equal voting rights on the basis of one vote per share on all matters to be voted upon by stockholders. Cumulative voting for the election of directors is not permitted. Shares of Common Stock have no preemptive, conversion, sinking fund or redemption provisions and are not liable for further call or assessment. Each share of Common Stock is entitled to share on a pro rata basis in any assets available for distribution to the holders of the Common Stock upon liquidation of the Company after satisfaction of any liquidation preference on any series of the Company's preferred stock. All outstanding shares of Common Stock have been, and all shares offered in the Common Stock Offering are when issued, validly issued, fully paid and nonassessable.

OPTIONS

         The Company's stock option plan, which is administered by the Compensation Committee, provides for the granting of options to purchase shares of Common Stock to key employees and certain other persons who are not employees for advice or other assistance or services to the Company. The plan permits the granting of options to acquire up to 2,000,000 shares of Common Stock subject to a limitation of 10% of the outstanding Common Stock on a fully diluted basis. At March 13, 1997, a total of 1,216,032 options had been granted under the plan of which options to purchase 503,632 shares were exercisable at that date. The options outstanding at March 13, 1997 were granted at an exercise price of $3.38 to $13.88 per share. The exercise price of all such options was equal to the fair market value of the Common Stock on the date of grant. All were options granted for a term of five years, with 30% of the options becoming exercisable after one year, an additional 30% becoming exercisable after two years and the remaining options becoming exercisable after three years.

WARRANTS

         Warrants to acquire 20,000 shares of Common Stock at a price of $12.88 per share were outstanding at March 17, 1997. These warrants expire in May 1999. The warrants were issued in a private placement not registered under the Securities Act, and the resale of the shares of Common Stock underlying such warrants are covered by the Prospectus.

PREFERRED STOCK

         The Board of Directors of the Company, without action by stockholders, is authorized to issue shares of serial preferred stock in one or more series and, within certain limitations, to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and the liquidation, conversion, redemption and other rights of each such series. The Board of Directors could issue a series with rights more favorable with respect to dividends, liquidation and voting than those held by the holders of its Common Stock. At March 17, 1997, 1,150,000 shares of Preferred Stock were outstanding, designated as $2.03 Convertible Preferred Stock.

         The $2.03 Convertible Preferred Stock bears an annual dividend rate of $2.03 payable quarterly. If dividends have not been paid on the $2.03 Convertible Preferred Stock, the Company cannot redeem or pay dividends on shares of stock ranking junior to the $2.03 Convertible Preferred Stock. No new serial preferred stock can be created with rights superior to those of the $2.03 Convertible Preferred Stock, as to dividends and liquidation rights, without the approval of the holders of a majority of the $2.03 Convertible Preferred Stock. In addition, the holders of the $2.03 Convertible Preferred Stock are entitled to one vote for each share owned. Additionally, if dividends remain unpaid for six full quarterly periods, or if any future class of preferred stockholders is entitled to elect members of the Board of Directors based on actual missed and unpaid dividends, the number of members of the Board of Directors are increased to such number as may be necessary to entitle the holders of the $2.03 Convertible Preferred Stock and such other future preferred stockholders, voting as a single class, to elect one-third of the members of the Board of Directors. The $2.03 Convertible Preferred Stock has liquidation rights of $25 per share. The Company may exchange the $2.03 Convertible Preferred Stock for an aggregate of $28,750,000 principal amount of its 8.125% Convertible Subordinated Notes due December 31, 2005. Each share of $2.03 Convertible Preferred Stock is convertible into Common Stock at a conversion price of $9.50 per share, subject to adjustment under certain circumstances. The conversion price are reduced for a limited period (but to not less than $5.21) if a change in control or fundamental change in the Company occurs at a time that the market price of the Common Stock is less than the conversion price. The Company may redeem the $2.03 Convertible Preferred Stock at any time after November 1, 1998, at redemption prices declining from $26.50 to $25.00 per share, plus cumulative unpaid dividends.

CREDIT AGREEMENT

         In connection with the financing of the Cometra Acquisition, the Company and its subsidiaries expanded the existing credit facility with the bank lenders. The Credit Agreement permits the Company to obtain revolving credit loans and to issue letters of credit for the account of the Company from time to time in an aggregate amount not to exceed $300 million (of which not more than $150 million may be represented by letters of credit). The Borrowing Base is subject to semi-annual determination and certain other redeterminations based upon a variety of factors, including the discounted present value of estimated future net cash flow from oil and gas production. At the Company's option, loans may be prepaid, and revolving credit commitments may be reduced, in whole or in part at any time in certain minimum amounts. The Credit Agreement matures in February 2002.

         The obligations of the Company under the Credit Agreement are unconditionally and irrevocably guaranteed by each of the Company's direct and indirect domestic subsidiaries (collectively, the "Bank Guarantors"). In addition, the Credit Agreement is secured by first priority security interests in (i) existing mortgaged oil and gas properties of the Company and the Cometra Properties, (ii) all accounts receivable, inventory and intangibles of the Company and the Bank Guarantors, and (iii) all of the capital stock of the Company's direct or indirect subsidiaries. Substantially all of the assets of the Company are pledged as collateral if, on May 15, 1997, the Borrowing Base and amounts outstanding under the Credit Agreement have not been reduced to $300 million. Such security interests are released upon the (i) reduction of the amounts outstanding under the Credit Agreement to $300 million (or the then determined Borrowing Base) and (ii) issuance of $65 million of Common Stock and/or the sale of Company assets in excess of the Borrowing Base value attributable to such assets as agreed by the lenders (the "Trigger Event"). On March 14, 1997, the Trigger Event occurred and the Company's Credit Agreement became unsecured with a Borrowing Base up to $300 million.

         At the Company's option, the applicable interest rate per annum is either the Eurodollar loan rate plus a margin ranging from 0.625% to 1.125% or the Alternate Base Rate (as defined) plus a margin ranging from 0% to 0.25%. The Alternate Base Rate is the higher of (a) the administrative agent bank's prime rate and (b) the federal funds effective rate plus 0.5%. Until the occurrence of the Trigger Event, the interest rate margins are increased by 50 basis points prior to March 31, 1997 and 100 basis points thereafter.

         The Credit Agreement includes various covenants that require, among other things, that the Company (i) maintain a minimum consolidated tangible net worth of at least $100 million plus 90% of the net proceeds from the Common Stock Offering and 50% of the net proceeds from any subsequent equity offering;
(ii) maintain a ratio of EBITDA to consolidated interest expense on total debt for each period of four consecutive fiscal quarters of at least 2.5 to 1.0; and
(iii) not make restricted payments (defined as dividends, distributions or guarantees to third parties or the retirement, repurchase or prepayment prior to the scheduled maturity of its subordinated debt) in an aggregate amount in any one fiscal year in excess of $5 million plus 50% of the net proceeds from equity offerings subsequent to the Common Stock Offering and 50% of the Company's consolidated net income earned after January 1, 1997. In addition, the Credit Agreement restricts the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with affiliates.

                                  LEGAL MATTERS

         Certain legal matters related to the Securities and the Selling Securityholder Securities are being passed upon for the Company by Vinson & Elkins L.L.P., 2300 First City Tower, Houston, Texas 77002-6760.

                                     EXPERTS

         The Consolidated Financial Statements of the Company, as of December 31, 1995 and 1996 and for the three years then ended, included and incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto incorporated by reference in this Prospectus in reliance upon the authority of said firm as experts in giving said reports.

         The statements of revenues and direct operating expenses of the American Cometra Interests (referred to herein as the Cometra Properties) for the years ended December 31, 1994, 1995 and 1996, incorporated by reference in this Registration Statement have been audited by Coopers & Lybrand L.L.P., independent accountants, and are incorporated by reference herein in reliance upon the authority of that firm as experts in accounting and auditing.

         The financial statements of the Bannon Interests as of December 31, 1995 and for the year then ended, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                    GLOSSARY

The terms defined in this glossary are used throughout this Prospectus.

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Bcf.  One billion cubic feet.

Bcfe. One billion cubic feet of natural gas equivalents, based on a ratio of 6 Mcf for each barrel of oil, which reflects the relative energy content.

Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry hole. A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or gas well.

Exploratory well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

Infill well. A well drilled between known producing wells to better exploit the reservoir.

Mbbl.  One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf.   One thousand cubic feet.

Mcfe. One thousand cubic feet of natural gas equivalents, based on a ratio of 6 Mcf for each barrel of oil, which reflects the relative energy content.

Mmbbl. One million barrels of crude oil or other liquid hydrocarbons.

MmBtu. One million British thermal units. One British thermal unit is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Mmcf.  One million cubic feet.

Mmcfe. One million cubic feet of natural gas equivalents.

Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells.

Net oil and gas sales. Oil and natural gas sales less oil and natural gas production expenses.

Present Value. The pre-tax present value, discounted at 10%, of future net cash flows from estimated proved reserves, calculated holding prices and costs constant at amounts in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions) and otherwise in accordance with the Commission's rules for inclusion of oil and gas reserve information in financial statements filed with the Commission.

Productive well. A well that is producing oil or gas or that is capable of production.

Proved developed non-producing reserves. Reserves that consist of (i) proved reserves from wells which have been completed and tested but are not producing due to lack of market or minor completion problems which are expected to be corrected and (ii) provided reserves currently behind the pipe in existing wells and which are expected to be productive due to both the well log characteristics and analogous production in the immediate vicinity of the wells.

Proved developed producing reserves. Proved reserves that can be expected to be recovered from currently producing zones under the continuation of present operating methods.

Proved developed reserves. Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Recompletion. The completion for production of an existing wellbore in another formation from that in which the well has previously been completed.

Royalty interest. An interest in an oil and gas property entitling the owner to a share of oil and natural gas production free of costs of production.

Standardized Measure. The present value, discounted at 10%, of future net cash flows from estimated proved reserves after income taxes calculated holding prices and costs constant at amounts in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions) and otherwise in accordance with the Commission's rules for inclusion of oil and gas reserve information in financial statements filed with the Commission.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                      ------------------
                      TABLE OF CONTENTS


                                                      Page
                                                      ----
Available Information...............................     2
Incorporation of Certain Information by Reference...     2
The Company..........................................    3
Risk Factors........................................     3
Forward-Looking Information.........................    10
Ratio of Earnings to Fixed Charges..................    10
Use of Proceeds.....................................    10
Capitalization......................................    11
Price Range of Common Stock and Dividend Policy.....    12
Unaudited Pro Forma Consolidated
Financial Statements................................    13
Selected Consolidated Financial Data................    17
Selling Securityholders ............................    18
Plan of Distribution................................    19
Description of 6% Convertible
Subordinated Debentures.............................    19
Description of Capital Stock and Indebtedness.......    29
Legal Matters.......................................    31
Experts.............................................    31
Glossary............................................    32

============================================================


                              LOMAK PETROLEUM, INC.


                              ---------------------
                                   PROSPECTUS
                              ---------------------


                                  March   , 1997
                                       ---


================================================================================

                                     PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
SEC Registration Fee.....................................    $  41,514
Legal Fees and Expenses*.................................        5,000
Accounting Fees*.........................................        7,500
Printing and Engraving*..................................       15,000
Miscellaneous*...........................................        5,986
                                                         --------------
      Total..............................................     $ 75,000


* Estimated


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is a Delaware corporation. Section 145 of the Delaware General Corporation Law generally provides that a corporation is empowered to indemnify any person who is made a party to a proceeding or threatened proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation or was, at the request of the corporation, serving in any of such capacities in another corporation or other enterprise. This statute describes in detail the right of the corporation to indemnify any such person. Article SEVENTH, section (5) the Company Certificate of Incorporation provides:

     Any former, present or future director, officer or employee of the Company or the legal representative of any such director, officer, or employee shall be indemnified by The Company

     (a) against reasonable costs, disbursements and counsel fees paid or incurred where such person has been successful on the merits or otherwise in any pending, threatened or completed civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal therein and any inquiry or investigation which could lead to such action, suit or proceeding, or in defense of any claim, issue or matter therein, by reason of such person being or having been such director, officer or employee, and

     (b) with respect to any such action, suit, proceeding, inquiry or investigation for which indemnification is not made under (a) above, against reasonable costs, disbursements (which shall include amounts paid in satisfaction of settlements, judgments, fines and penalties, exclusive, however, of any amount paid or payable to the Company) and counsel fees if such person also had no reasonable cause to believe the conduct was unlawful, with the determination as to whether the applicable standard of conduct was met to be made by a majority of the members of the Board of Directors (sitting as a committee of the Board) who were not parties to such inquiry, investigation, action, suit or proceeding or by any one or more disinterested counsel to whom the question may be referred to the Board of Directors; provided, however, in connection with any proceeding by or in the right of the Company, no indemnification shall be provided as to any person adjudged by any court to be liable for negligence or misconduct except as and to the extent determined by such court.

     The termination of any such inquiry, investigation, action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that such person did not meet the standards of conduct set forth in subsection (b) above.

     Reasonable costs, disbursements and counsel fees incurred by such person in connection with any inquiry, investigation action, suit or proceeding may be paid by the Company in advance of the final disposition of such matter if authorized by a majority of the Board of Directors (sitting as a committee of the Board) not parties to such matter upon receipt by The Company of an undertaking by or on behalf of such person to repay such amount unless it is ultimately determined that such person is entitled to be indemnified as set forth herein.

     The Board of Directors may, at any regular or special meeting of the Board, by resolution, accord similar indemnification (prospective or retroactive) to any director, trustee, officer or employee of any other company who is serving as such at the request of the Company because of the Company's interest in such other company and any officer, director or employee of any constituent corporation absorbed by the Company in a consolidation or merger, or the legal representative of any such director, trustee, officer or employee.

     The indemnification herein provided shall not exclude any other rights to which such person may be entitled as a matter of law or which may be lawfully granted.

     Article XII of the Company's Bylaws, incorporating the above provisions, provides for an indemnification agreement to be entered into by directors' and designated officers of the Company. All directors of the Company have executed an indemnification agreement the form of which was approved by stockholders at the Company's 1994 annual stockholders meeting.

     Article XII of the Company's Bylaws also allows the Company to purchase liability insurance for Officers and Directors. As of the date hereof there is no such insurance in place.

     Article XIII of the Company's Bylaws, with certain specified exceptions, limits the personal liability of the Directors to Lomak or its stockholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by Delaware law, including any changes in Delaware law adopted in the future.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant, pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. See Item 17, "Undertakings."

ITEM 16. EXHIBITS.

Exhibit No.     Description
-----------     -----------

      1.1*       Purchase Agreement dated December 20, 1996 among Lomak
                 Petroleum, Inc., Forum Capital Markets L.P., McDonald & Company
                 Securities, Inc. and Morgan Keegan & Company, Inc.
      4.1(a)*    Form of Indenture between Lomak Petroleum, Inc. and Keycorp.
                 Shareholder Service, Inc. relating to the 8.125% Subordinated
                 Convertible Notes due 2005.
      4.1(b)*    Registration Rights Agreement dated October 31, 1995 among
                 Lomak Petroleum, Inc., Forum Capital  Markets L.P. and Hanifen,
                 Imhoff Inc.
      5.1**      Opinion of Vinson & Elkins, L.L.P.
      24.1(a)**  Consent of Vinson & Elkins, L.L.P. (included in Exhibit 5.1 hereto).
      24.1(b)*   Consent of Arthur Andersen LLP.
      24.1(c)*   Consent of Coopers & Lybrand LLP.
      24.1(d)*   Consent of KPMG Peat Marwick LLP.
----------------

*         Filed herewith.

**        To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     "The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent for given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information."

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Forth Worth, State of Texas on March 25 1997.

                              LOMAK PETROLEUM, INC.

                              BY:/S/  JOHN H. PINKERTON
                                 -------------------------------------
                                 John H. Pinkerton
                                 President and
                                 Chief Executive Officer
                                 (Principal Executive Officer)


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                 Signature                                           Title                                  Date
                 ---------                                           -----                                  ----

   /s/ Thomas J. Edelman                       Chairman and Director                                   March 25, 1997
------------------------------------------
       Thomas J. Edelman

   /s/ John H. Pinkerton                       President, Chief Executive Officer and                  March 25, 1997
------------------------------------------     Director (Principal Executive Officer)
       John H. Pinkerton

   /s/ C. Rand Michaels                        Vice Chairman and Director                              March 25, 1997
------------------------------------------
       C. Rand Michaels

   /s/ Robert E. Aikman                        Director                                                March 25, 1997
--------------------------------------------
       Robert E. Aikman

   /s/ Allen Finkelson                         Director                                                March 25, 1997
--------------------------------------------
       Allen Finkelson

   /s/ Anthony V. Dub                          Director                                                March 25, 1997
--------------------------------------------
       Anthony V. Dub

   /s/ Ben A. Guill                            Director                                                March 25, 1997
------------------------------------------
       Ben A. Guill

   /s/ Thomas W. Stoelk                        Vice President - Finance and Chief Financial            March 25, 1997
------------------------------------------     Officer (Principal Financial Officer)
       Thomas W. Stoelk

   /s/ John R. Frank                           Controller and Chief Accounting Officer                 March 25, 1997
------------------------------------------     (Principal Accounting Officer)
       John R. Frank



                                  EXHIBIT INDEX

     Exhibit No.                  Description
     -----------                  -----------

      1.1*               Purchase Agreement dated December 20, 1996 among Lomak
                         Petroleum, Inc., Forum Capital Markets L.P., McDonald
                         & Company Securities, Inc. and Morgan Keegan & Company,
                         Inc.
      4.1(a)*            Form of Indenture between Lomak Petroleum, Inc. and
                         Keycorp. Shareholder Service, Inc. relating
                         to the 8.125% Subordinated Convertible Notes due 2005.
      4.1(b)*            Registration  Rights Agreement dated October 31, 1995
                         among Lomak Petroleum, Inc., Forum Capital Markets L.P.
                         and Hanifen, Imhoff Inc.
      5.1**              Opinion of Vinson & Elkins, L.L.P.
      24.1(a)**          Consent of Vinson & Elkins, L.L.P. (included in
                         Exhibit 5.1 hereto).
      24.1(b)*           Consent of Arthur Andersen LLP.
      24.1(c)*           Consent of Coopers & Lybrand LLP.
      24.1(d)*           Consent of KPMG Peat Marwick LLP.


       *        Filed herewith.

      **        To be filed by amendment.